As filed with the Securities and Exchange Commission on February 20, 2002
Registration No. 333-82346

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CACI INTERNATIONAL INC
(Exact name of registrant as specified in its charter)

Delaware	54-1345888
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification number)

1100 North Glebe Road
Arlington, Virginia 22201
(703) 841-7800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dr. J. P. London
Chairman, President and Chief Executive Officer
CACI International Inc
1100 North Glebe Road
Arlington, VA 22201
(703) 841-7800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David W. Walker, Esq. John D. Hancock, Esq. Lee S. Feldman, Esq. FOLEY, HOAG & ELIOT LLP One Post Office Square Boston, Massachusetts 02109 Telephone: (617) 832-1000	Jeffrey P. Elefante, Esq. General Counsel CACI INTERNATIONAL INC 1100 North Glebe Road Arlington, VA 22201 Telephone: (703) 841-7800	Christopher C. Paci, Esq. Vincent W. Mathis, Esq. SHEARMAN & STERLING 599 Lexington Avenue New York, NY 10022 Telephone: (212) 848-4000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (NOT COMPLETE)
ISSUED FEBRUARY 19, 2002

4,250,000 Shares

Common Stock

CACI International Inc is offering 4,250,000 shares of its common stock in a firmly underwritten offering.

Our common stock is traded on the Nasdaq National Market under the symbol “CACI.” The last reported sale price of our common stock on the Nasdaq National Market on February 15, 2002 was $36.81 per share.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 6.

	Per Share	Total

Offering Price	$	$

Discounts and Commissions to Underwriters	$	$

Offering Proceeds to CACI International Inc	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

CACI International Inc has granted the underwriters the right to purchase up to an additional 637,500 shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. The underwriters expect to deliver the shares of common stock to investors on            , 2002.

Joint Book-Running Managers

Banc of America Securities LLC	Raymond James

U.S. Bancorp Piper Jaffray
Legg Mason Wood Walker
Incorporated
Adams, Harkness & Hill, Inc.

                    , 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer  to  sell these securities, and we are not  soliciting an offer to buy these  securities in any  state where the offer or  sale is not permitted.

CACI 40 ANNIVERSARY 1962 – 2002

CACI's Strategic Platform for Growth in the 21st Century

CACI
Information Technology

GLOBAL TEAM CACI

Representative Technologies & Strengths

- Network Systems Design, Integration and Support
- Information Assurance and Security
- Rapid Hardware and Software Prototyping
- Reengineering and Systems Migration
- Intelligence Analysis and Support Systems
- Software Development and Integration
- Data Warehousing and Data Mining
- Geo-demographic and Customer Data Analysis
- Supply Chain Management and Logistics
- Litigation Support Systems and Services
- Modeling and Simulation
- Financial Management and HR Systems

CACI Vision & Solution Center

C/SIMTECH
CACI Simulation Technology

C/P.Products
CACI Proprietary Products

C/Info Sec/Assur
Information Security/Assurance Center

Managed Network Services | Systems Development and Integration | Engineering Services | Knowledge Management

Client Market Sectors

Department of Defense and Intelligence Agencies

- Office of the Secretary of Defense
- U.S. Air Force
- U.S. Army
- U.S. Navy
- U.S. Marine Corps
- Defense Advanced Research Projects Agency
- Defense Information Systems Agency
- Defense Logistics Agency
- Multiple Intelligence and Classified Agencies
- National Guard Bureau

Federal Civilian Departments and Agencies

- Department of Commerce
- Department of Education
- Department of Justice
- Department of State
- Department of the Treasury
- Environmental Protection Agency
- Federal Aviation Agency
- U.S. Coast Guard

You should rely on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where their offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the front cover of this prospectus.

“Digital Systems International Corporation,” “DSIC” and “XEN Corporation” are our registered service marks in the United States. “Vision & Solution Center” and “RENovate” are our service marks. This prospectus also contains trademarks and service marks of other entities.

i

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and their related notes appearing elsewhere in this prospectus. Unless we indicate otherwise, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

CACI INTERNATIONAL INC

We are a leading provider of information technology services and solutions focusing primarily on U.S. national defense, intelligence and civilian agencies. Our markets also include state and local governments, commercial enterprises and foreign governments. Our business was founded in 1962, based on computer simulation technology. We have strategically diversified our business within the growing information technology and network systems markets. Our service offerings include:

Managed Network Services — We develop systems architecture and engineering designs and provide detailed network architectures, systems specifications and implementation guidelines through all phases of the network life cycle.

Systems Integration — We combine new technologies with existing systems, integrate hardware, software and networks from multiple sources and integrate previously separate systems into single systems. Many of our systems integration efforts include web enabling existing systems and business processes.

Engineering Services — Our engineering services include designing, developing and integrating new systems, reverse engineering older systems and performance testing of systems, as well as a range of logistics and supply chain management functions. We provide C4ISR services, or command, control, communications, computers, intelligence, surveillance and reconnaissance services, in support of combat forces, as well as weapons, electronic signals and sensor systems engineering.

Knowledge Management — We design, furnish and operate web-based and client/server enterprise-wide systems that incorporate advanced technologies in the areas of database management, imaging, document management, workflow, work process management and groupware.

We believe our success has resulted from our core capabilities: comprehensive technical skills, dedication to client satisfaction, and our experienced personnel and management team. We deliver our services through a highly skilled workforce of approximately 5,500 employees, of whom more than 4,000 have security clearances with the U.S. government.

We have long-standing contractual relationships with many of our clients, and have supported many of them for 12 years or more in part because we provide rapid turnaround solutions and quick reaction support. We operate 90 offices and facilities throughout the United States and the United Kingdom. For our managed network services clients we operate approximately 3,600 network connection sites throughout the world, including numerous remote sites.

We provide a broad range of comprehensive information technology solutions by adapting emerging technologies and leveraging our strengths in areas such as:

• network systems design, integration and support	• intelligence analysis and support systems

• information assurance and security	• supply chain management and logistics

• software development and integration	• litigation support systems and services

• rapid hardware and software prototyping	• reengineering and systems migration

• modeling and simulation	• financial management and HR systems

• data warehousing and data mining	• geo-demographic and customer data analysis

To augment our service offerings, we created our Vision and Solution Center, an advanced technical facility for simulating and modeling complex networks and systems that enables clients to test alternative solutions before investing significant time and money.

Over the last four fiscal years, we have increased our revenue at a compound annual growth rate, or CAGR, of 21% through focused internal initiatives and a disciplined program of acquisitions. For the fiscal year ended June 30, 2001, we generated revenue of $557.9 million and for the six months ended December 31, 2001, we generated revenue of $308.1 million. We derived 85% of our revenue in fiscal 2001 from federal government contracts.

OUR OPPORTUNITY WITHIN THE FEDERAL GOVERNMENT MARKET

The federal government is the largest buyer of information technology services in the world. The proposed federal budget for fiscal 2003 projects an increase in government spending for information technology from $37.6 billion in 1999 to an estimated $52.1 billion in 2003, representing a CAGR of 8.5%. According to the current administration, the increase in information technology spending in the proposed budget will be used to improve the government’s overall performance and support three key priorities: homeland security, the war on terrorism and economic growth. Several significant industry trends and growth drivers include:

Increased spending on national defense, intelligence and homeland security. The change in presidential administrations and the recent terrorist incidents in the U.S. have stimulated additional funding for national defense, intelligence and homeland security.

Ongoing modernization of federal information technology systems. The federal government has invested heavily in large, proprietary information systems and special purpose communications networks. The need to modernize these outdated systems and networks is increasing demand for information technology services.

Increasing government reliance on outsourcing. Declining in-house technology expertise is making it increasingly difficult for many government agencies to efficiently manage the design, development, implementation, use and support of information and network technology, and agencies are increasingly relying on service providers to develop the complex solutions they require.

OUR CAPABILITIES AND DISTINCTIONS

We believe we are well positioned to meet the evolving requirements of the information technology services marketplace because we possess several important business strengths, including the following:

Comprehensive technical skills. We possess comprehensive technical skills that allow us to deliver a wide array of information technology services to our clients. Our technical skill base includes systems engineering and integration, database design and development, network engineering and management, hardware and software prototyping, software development, and modeling and simulation. To support the delivery of these services, we rely on over 1,200 information technology specialists, 765 engineering and logistics specialists, 523 network specialists, 410 functional scientific analysts and 82 signals analysts. In addition, our 310 program and project managers bring technical and management experience across our service offerings.

Extensive client experience and commitment to client satisfaction. Since our founding 40 years ago, we have stressed the importance of client satisfaction. As a result, we have been able to maintain long-term relationships with our largest clients and develop an in-depth understanding of their critical missions, business methods and information technology systems. Our relationships with the U.S. Army Communications and Electronics Command, the U.S. Navy Military Sealift Command, the U.S. Army Chief of Staff, the Department of Justice, and the U.S. Naval Supply Systems Command have endured over 12 years.

Highly qualified personnel and management team. We continue to emphasize the importance of attracting and retaining the most highly qualified personnel in our industry. As of January 23, 2002, 1,648 of our employees held Secret clearances and 1,100 held Top Secret clearances. Of these employees, 325 also held Sensitive Compartmented Information clearances. In addition, our senior management team has an average of 27 years of industry-related experience, including as military officers and agency executives, and their knowledge, experience, reputations and contacts are invaluable to the success and growth of our company.

OUR GROWTH STRATEGY

Our goal is to continue our history as a leading provider of information technology services and solutions to the federal government and other clients. Our strategy to reach that goal focuses on the following major elements:

Sustain and expand our core business. We seek to expand our core business by winning all recompeted contracts and cross-selling to existing clients. We believe our deep understanding of our client’s objectives, business processes and technical requirements will help us achieve this goal. During the period from fiscal 1997 through December 31, 2001, we won approximately 94% (based on dollar value) of all competitively awarded renewals of contracts for which we were the incumbent supplier.

Target opportunities and win new business in high-growth areas. We identify the most attractive opportunities in high-growth areas such as managed network services, information assurance and national intelligence.We identify and qualify new opportunities that represent significant revenue or profit potential or possess strategic significance. We compete for new business by highlighting our record of successful past performance and our technology solutions which are tailored to client requirements.

Continue to pursue strategic acquisitions. We intend to continue to pursue strategic acquisitions to expand our service offerings, increase our base of federal government clients and deepen our relationships with existing clients. Since 1992, we have successfully acquired and integrated 18 businesses which have brought us into new growth areas such as managed network services and the intelligence community.

Our principal executive offices are located at 1100 North Glebe Road, Arlington, Virginia 22201 and our telephone number is (703) 841-7800. Our web site address is www.caci.com. The information on our web site is not incorporated by reference into this prospectus.

THE OFFERING

Common stock offered by CACI	4,250,000 shares

Common stock to be outstanding after the offering	27,746,194 shares

Use of proceeds
We intend to use approximately $69.8 million to repay indebtedness, approximately $15.0 million for contingent and deferred payments for prior acquisitions, and the remainder for working capital and other general corporate purposes, including possible acquisitions.

Nasdaq National Market symbol	CACI

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of January 31, 2002. This number does not include:

•	options outstanding at January 31, 2002 to purchase 2,430,062 shares of common stock

•	an additional 374,790 shares of common stock that we have reserved for grant under our stock option plans after January 31, 2002

SUMMARY CONSOLIDATED FINANCIAL DATA
(dollars in thousands, except per share data)

We derived the following summary consolidated financial data from our audited financial statements for our fiscal years ended June 30, 1999, 2000 and 2001 and from our unaudited financial statements for the six months ended December 31, 2000 and 2001. We restated our income statement data to reflect our disposition of two businesses. We did not restate our balance sheet data to reflect these dispositions. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus and our financial statements and the related notes.

The as adjusted column in the consolidated balance sheet data below gives effect to the sale of the 4,250,000 shares of common stock we are offering at an assumed public offering price of $36.81 per share (based on the February 15, 2002 closing price), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and after application of our net proceeds of the offering to repay approximately $69.8 million in indebtedness.

	Year ended June 30,			Six months ended December 31,
	1999	2000	2001	2000	2001
Income statement data:
Revenue	$427,422	$484,545	$557,890	$258,618	$308,144
Operating expenses	400,290	451,929	520,535	242,294	284,297
Income from operations	27,132	32,616	37,355	16,324	23,847
Income from continuing operations	14,317	17,891	20,765	8,993	14,029
Income (loss) from discontinued operations	(147)	(613)	(9)	125	(209)
Gain (loss) on disposal on discontinued operations	—	21,134	1,545	—	(1,250)

Net income	$14,170	$38,412	$22,301	$9,118	$12,570

Earnings per common and common share equivalent:
Basic:
Income from continuing operations	$0.66	$0.79	$0.92	$0.40	$0.60
Net income	0.65	1.70	0.99	0.41	0.54
Average shares outstanding	21,792	22,620	22,634	22,596	23,204
Diluted:
Income from continuing operations	$0.64	$0.77	$0.90	$0.39	$0.58
Net income	0.63	1.66	0.97	0.40	0.52
Average shares and equivalent shares outstanding	22,440	23,154	23,056	22,918	23,979

	December 31, 2001
	Actual	As adjusted
Balance sheet data:
Working capital	$97,826	$175,746
Total assets	335,713	413,633
Long-term obligations	81,654	11,854
Shareholders’ equity	185,659	333,379

All information in this prospectus gives effect to our 2-for-1 stock split effected in the form of a dividend of one share of common stock for each share of common stock outstanding on November 30, 2001.

RISK FACTORS

You should consider carefully the risks described below before you decide to buy our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Contracting with the Federal Government

We depend on contracts with the federal government for a substantial majority of our revenue, and our business could be seriously harmed if the government ceased doing business with us.

We derived 85.1% of our total revenue in fiscal 2001 and 89.4% of our total revenue in the six months ended December 31, 2001 from federal government contracts, either as a prime contractor or a subcontractor. We derived 58.3% of our total revenue in fiscal 2001 and 63.5% of our total revenue in the six months ended December 31, 2001 from contracts with agencies of the Department of Defense. We expect that federal government contracts will continue to be the primary source of our revenue for the foreseeable future. If we were suspended or debarred from contracting with the federal government generally, or with any significant agency in the intelligence community or the Department of Defense, or if our reputation or relationship with government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, prospects, financial condition and operating results could be seriously harmed.

Our business could be adversely affected by changes in budgetary priorities of the federal government.

Because we derive a substantial majority of our revenue from contracts with the federal government, we believe that the success and development of our business will continue to depend on our successful participation in federal government contract programs. Changes in federal government budgetary priorities could directly affect our financial performance. A significant decline in government expenditures, or a shift of expenditures away from programs that we support or a change in federal government contracting policies, could cause federal government agencies to reduce their purchases under contracts, to exercise their right to terminate contracts at any time without penalty or not to exercise options to renew contracts. Any such actions could seriously harm our business, prospects, financial condition or operating results. Among the factors that could seriously affect our federal government contracting business are:

•	changes in federal government programs or requirements;

•
budgetary priorities limiting or delaying federal government spending generally, or specific departments or agencies in particular, and changes in fiscal policies or available funding, including potential governmental shutdowns (such as that which occurred during the government’s 1996 fiscal year);

•	an increase in set-asides for small businesses that could result in our inability to compete directly for prime contracts; and

•	curtailment of the federal government’s use of technology solutions firms.

Our federal government contracts may be terminated by the government at any time, and if we do not replace them, our operating results may be harmed.

We derive substantially all of our revenue from federal government contracts that typically span one or more base years and one or more option years. The option periods typically cover more than half of the contract’s potential duration. Federal government agencies generally have the right not to exercise these option periods. In addition, our contracts typically also contain provisions permitting a government client to terminate the contract for its convenience. A decision not to exercise option periods or to terminate contracts could result in significant revenue shortfalls.

Federal government contracts contain numerous provisions that are unfavorable to us.

Federal government contracts contain provisions and are subject to laws and regulations that give the government rights and remedies, some of which are not typically found in commercial contracts, including allowing the government to:

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	claim rights in systems and software developed by us;

•	suspend or debar us from doing business with the federal government or with a governmental agency, impose fines and penalties and subject us to criminal prosecution; and

•	control or prohibit the export of our data and technology.

If the government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, we may be unable to recover even those amounts, and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source. Depending on the value of a contract, such termination could seriously harm our financial condition and results of operations. As is common with government contractors, we have experienced and continue to experience occasional performance issues under certain of our contracts. Certain contracts also contain organizational conflict of interest clauses that limit our ability to compete for certain related follow-on contracts. For example, when we work on the design of a particular system, we may be precluded from competing for the contract to install that system.

If we fail to establish and maintain important relationships with government entities and agencies, our ability to successfully bid for new business may be adversely affected.

To facilitate our ability to prepare bids for new business, we rely in part on establishing and maintaining relationships with officials of various government entities and agencies. These relationships enable us to provide informal input and advice to government entities and agencies prior to the development of a formal bid. We may be unable to successfully maintain our relationships with government entities and agencies, and any failure to do so may adversely affect our ability to bid successfully for new business.

We derive significant revenue from contracts and task orders awarded through a competitive bidding process. If we are unable to consistently win new awards over any extended period, our business and prospects will be adversely affected.

Substantially all of our contracts and task orders with the federal government are awarded through a competitive bidding process. We expect that much of the business that we will seek in the foreseeable future will continue to be awarded through competitive bidding. Recently, members of Congress and administration officials have proposed changes to the procurement process intended to increase competition among suppliers to the federal government. Budgetary pressures and reforms in the procurement process have caused many federal government clients to increasingly purchase goods and services through indefinite delivery/indefinite quantity, or ID/IQ, contracts, General Services Administration contracts, or GSA contracts, and other government-wide acquisition contracts, or GWAC contracts. These contracts, some of which are awarded to multiple contractors, have increased competition and pricing pressure, requiring that we make sustained post-award efforts to realize revenue under each such contract. Moreover, even if we are highly qualified to work on a particular new contract, we might not be awarded business because of the federal government’s policy and practice of maintaining a diverse contracting base.

This competitive bidding process presents a number of risks, including the following:

•	we bid on programs before the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

•	we expend substantial cost and managerial time and effort to prepare bids and proposals for contracts that we may not win;

•	we may be unable to estimate accurately the resources and cost structure that will be required to service any contract we win; and

•
we may encounter expense and delay if our competitors protest or challenge awards of contracts to us in competitive bidding, and any such protest or challenge could result in the resubmission of bids on modified specifications, or in the termination, reduction or modification of the awarded contract.

If we are unable to win particular contracts, we may be foreclosed from providing to clients services that are purchased under those contracts for a number of years. If we are unable to consistently win new contract awards over any extended period, our business and prospects will be adversely affected. In addition, upon the expiration of a contract, if the client requires further services of the type provided by the contract, there is frequently a competitive rebidding process. There can be no assurance that we will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract, and the termination or nonrenewal of any of our significant contracts could harm our operating results.

Our business may suffer if we or our employees are unable to obtain the security clearances or other qualifications we and they need to perform services for our clients.

Many of our federal government contracts require us to have security clearances and employ personnel with specified levels of education, work experience and security clearances. As of January 23, 2002, approximately 4,100, or 78%, of our U.S. employees held security clearances that permitted them to work on classified matters. Among those with security clearances, 1,648 held Secret clearances and 1,100 held Top Secret clearances. Of these employees, 325 also held more difficult-to-obtain Sensitive Compartmented Information clearances. Depending on the level of clearance, security clearances can be difficult and time-consuming to obtain. If we or our employees lose or are unable to obtain necessary security clearances, we may not be able to win new business and our existing clients could terminate their contracts with us or decide not to renew them. To the extent we cannot obtain or maintain the required security clearances for our employees working on a particular contract, we may not derive the revenue anticipated from the contract, which could seriously harm our operating results.

We must comply with a variety of laws and regulations, and our failure to comply could harm our operating results.

We must observe laws and regulations relating to the formation, administration and performance of federal government contracts which affect how we do business with our clients and may impose added costs on our business. For example, the Federal Acquisition Regulation and the industrial security regulations of the Department of Defense and related laws include provisions that:

•	allow our federal government clients to terminate or not renew our contracts if we come under foreign ownership, control or influence;

•	require us to disclose and certify cost and pricing data in connection with contract negotiations; and

•	require us to prevent unauthorized access to classified information.

Our failure to comply with these or other laws and regulations could result in contract termination, loss of security clearances, suspension or debarment from contracting with the federal government, civil fines and damages and criminal prosecution and penalties, any of which could have a material adverse effect on our business.

The federal government may reform its procurement or other practices in a manner adverse to us.

The federal government may reform its procurement practices or adopt new contracting rules and regulations, such as cost accounting standards. It could also adopt new contracting methods relating to GSA contracts or other government-wide contracts, or adopt new socio-economic requirements. These changes could impair our ability to obtain new contracts or win re-competed contracts. Any new contracting methods could be costly or administratively difficult for us to satisfy, and, as a result could harm our operating results.

Restrictions on or other changes to the federal government’s use of service contracts may harm our operating results.

We derive a significant amount of revenue from service contracts with the federal government. The government may face restrictions from new legislation, regulations or government union pressures, on the nature and amount of services the government may obtain from private contractors. For example, the Truthfulness, Responsibility and Accountability in Contracting Act, proposed in 2001, would have limited and severely delayed the government’s ability to use private service contractors. Although this proposal was not enacted, it or similar legislation could be proposed at any time. Any reduction in the government’s use of private contractors to provide federal services would adversely impact our business.

Our contracts and administrative processes and systems are subject to audits and cost adjustments by the federal government, which could reduce our revenue, disrupt our business or otherwise adversely affect our results of operations.

Federal government agencies, including the Defense Contract Audit Agency, or the DCAA, routinely audit and investigate government contracts and government contractors’ administrative processes and systems. These agencies review our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. They also review our compliance with government regulations and policies and the adequacy of our internal control systems and policies, including our purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, and any such costs already reimbursed must be refunded.

Moreover, if any of the administrative processes and systems are found not to comply with requirements, we may be subjected to increased government scrutiny and approval that could delay or otherwise adversely affect our ability to compete for or perform contracts. Therefore, an unfavorable outcome to an audit by DCAA or another government agency could materially affect our competitive position and result in a substantial adjustment to our revenues. If a government investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or debarment from doing business with the federal government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

Failure to maintain strong relationships with other contractors could result in a decline in our revenue.

We derived 12.1% of our total revenue in fiscal 2001 and 8.7% of our total revenue in the six months ended December 31, 2001 from contracts in which we acted as a subcontractor or from teaming arrangements in which we and other contractors bid on particular contracts or programs. As a subcontractor or teammate, we often lack control over fulfillment of a contract, and poor performance on the contract could tarnish our reputation, even when we perform as required. We expect to continue to depend on relationships with other contractors for a portion of our revenue in the foreseeable future. Moreover, our revenue and operating results could be adversely affected if any prime contractor or teammate chose to offer directly to the client services of the type that we provide or if they team with other companies to provide those services.

We may not receive the full amounts authorized under the contracts included in our backlog, which could reduce our revenue in future periods.

Our backlog consists of funded backlog, which is based on amounts actually obligated by a client for payment of goods and services, and unfunded backlog, which is based upon management’s estimate of the future potential of our existing contracts and task orders, including options, to generate revenue. Our backlog may not result in actual revenue in any particular period, or at all.

The maximum contract value specified under a government contract or task order awarded to us is not necessarily indicative of the revenues that we will realize under that contract. For example, we derive a substantial portion of our revenue from government contracts in which we are not the sole provider, meaning that the government could turn to other companies to fulfill the contract. We also derive revenues from ID/IQ contracts, which do not require the government to purchase a material amount of goods or services under the contract.

Without additional Congressional appropriations, some of the contracts included in our backlog will remain unfunded which could significantly harm our prospects.

Although many of our federal government contracts require performance over a period of years, Congress often appropriates funds for these contracts for only one year at a time. As a result, our contracts typically are only partially funded at any point during their term, and all or some of the work intended to be performed under the contracts will remain unfunded pending subsequent Congressional appropriations and the obligation of additional funds to the contract by the procuring agency. Nevertheless, we estimate our share of the contract values, including values based on the assumed exercise of options relating to these contracts, in calculating the amount of our backlog. Because we may not receive the full amount we expect under a contract, our estimate of our backlog may be inaccurate.

Employee misconduct, including security breaches, could result in the loss of clients and our suspension or disbarment from contracting with the federal government.

We may be unable to prevent our employees from engaging in misconduct, fraud or other improper activities that could adversely affect our business and reputation. Misconduct could include the failure to comply with federal government procurement regulations, regulations regarding the protection of classified information and legislation regarding the pricing of labor and other costs in government contracts. Many of the systems we develop involve managing and protecting information involved in national security and other sensitive government functions. A security breach in one of these systems could prevent us from having access to such critically sensitive systems. Other examples of employee misconduct could include time card fraud and violations of the Anti-Kickback Act. The precautions we take to prevent and detect this activity may not be effective, and we could face unknown risks or losses. As a result of employee misconduct, we could face fines and penalties, loss of security clearance and suspension or debarment from contracting with the federal government, which would materially harm our business.

Risks Related to Our Business

Our failure to attract and retain qualified employees, including our senior management team, may adversely affect our business.

Our continued success depends to a substantial degree on our ability to recruit and retain the technically skilled personnel we need to serve our clients effectively. Our business involves the development of tailored solutions for our clients, a process that relies heavily upon the expertise and services of our employees. Accordingly, our employees are our most valuable resource. Competition for skilled personnel in the information technology services industry is intense, and technology service companies often experience high attrition among their skilled employees. There is a shortage of people capable of filling these positions and they are likely to remain a limited resource for the foreseeable future. Recruiting and training these personnel require substantial resources. Our failure to attract and retain technical personnel could increase our costs of performing our contractual obligations, reduce our ability to efficiently satisfy our clients’ needs, limit our ability to win new business and constrain our future growth.

In addition to attracting and retaining qualified technical personnel, we believe that our success will depend on the continued employment of our senior management team and its ability to generate new business and execute projects successfully. Our senior management team is very important to our business because personal reputations and individual business relationships are a critical element of obtaining and maintaining client engagements in our industry, particularly with agencies performing classified operations. The loss of any of our senior executives could cause us to lose client relationships or new business opportunities, which could seriously harm our business. Although we have an employment agreement with our Chairman and Chief Executive Officer that automatically renews for one-year periods, that agreement does not ensure that he will remain with us.

Our markets are highly competitive, and many of the companies we compete against have substantially greater resources.

The markets in which we operate include a large number of participants and are highly competitive. Many of our competitors may compete more effectively than we can because they are larger, better financed and better known companies than we are. In order to stay competitive in our industry, we must also keep pace with changing technologies and client preferences. If we are unable to differentiate our services from those of our competitors, our revenue may decline. In addition, our competitors have established relationships among themselves or with third parties to increase their ability to address client needs. As a result, new competitors or alliances among competitors may emerge and compete more effectively than we can. There is also a significant industry trend towards consolidation, which may result in the emergence of companies who are better able to compete against us.

Our quarterly revenue and operating results could be volatile.

Our quarterly revenue and operating results may fluctuate significantly and unpredictably in the future. In particular, if the federal government does not adopt, or delays adoption of, a budget for each fiscal year beginning on October 1, or fails to pass a continuing resolution, federal agencies may be forced to suspend our contracts and delay the award of new and follow-on contracts and orders due to a lack of funding. Further, the rate at which the federal government procures technology may be negatively affected following changes in presidential administrations and senior government officials. We may experience significant increases in insurance premiums when we renew our insurance policies due to generally increased costs of insurance following the recent terrorist incidents in the United States. Any significant increases in insurance premiums may adversely affect our results of operations. Therefore, period-to-period comparisons of our operating results may not be a good indication of our future performance. Our quarterly operating results may not meet the expectations of securities analysts or investors, which in turn may have an adverse effect on the market price of our common stock. Our quarterly operating results may also fluctuate due to impairment of goodwill charges required by recent changes in accounting standards.

We may lose money or generate less than anticipated profits if we do not accurately estimate the cost of an engagement which is conducted on a fixed-price basis.

We perform a portion of our engagements on a fixed-price basis. We derived 19.3% of our total revenue in fiscal 2001 and 21.0% of our total revenue in the six months ended December 31, 2001 from fixed-price contracts. Fixed price contracts require us to price our contracts by predicting our expenditures in advance. In addition, some of our engagements obligate us to provide ongoing maintenance and other supporting or ancillary services on a fixed-price basis or with limitations on our ability to increase prices. Many of our engagements are also on a time-and-material basis. While these types of contracts are generally subject to less uncertainty than fixed-price contracts, to the extent that our actual labor costs are higher than the contract rates, we can lose money on the contract.

When making proposals for engagements on a fixed-price basis, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding our capability to complete the task efficiently. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable. From time to time, unexpected costs and unanticipated delays have caused us to incur losses on fixed-price contracts, primarily in connection with state government clients. On rare occasions, these losses have been significant.

Systems failures may disrupt our business and have an adverse effect on our results of operations.

Any systems failures, including network, software or hardware failures, whether caused by us, a third-party service provider, unauthorized intruders and hackers, computer viruses, natural disasters, power shortages or terrorist attacks, could cause loss of data, interruptions or delays in our business or that of our clients. In addition, the failure or disruption of our mail, communications or utilities could cause us to interrupt or suspend our operations or otherwise harm our business. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption.

The systems and networks that we maintain for our clients, although highly redundant in their design, could also fail. If a system or network we maintain were to fail or experience service interruptions, we might experience loss of revenue or face claims for damages or contract termination. Our errors and omissions liability insurance may be inadequate to compensate us for all the damages that we might incur.

We may have difficulty identifying and executing acquisitions on favorable terms and therefore may grow at slower than anticipated rates.

One of our key growth strategies has been to selectively pursue acquisitions. Since 1992, we have acquired and integrated 18 acquisitions. Through acquisitions, we have expanded our base of federal government clients, increased the range of solutions we offer to our clients and deepened our penetration of existing clients. We may encounter difficulty identifying and executing suitable acquisitions. Without acquisitions, we may not grow as rapidly as the market expects, which could adversely affect our stock price. We may encounter other risks in executing our acquisition strategy, including:

•	increased competition for acquisitions may increase the costs of our acquisitions;

•
our failure to discover material liabilities during the due diligence process, including the failure of prior owners of any acquired businesses or their employees to comply with applicable laws or regulations, such as the Federal Acquisition Regulation and health, safety and environmental laws, or their failure to fulfill their contractual obligations to the federal government or other customers; and

•	acquisition financing may not be available on reasonable terms or at all.

We may have difficulty integrating the operations of any companies we acquire, which may adversely affect our results of operations.

The success of our acquisition strategy will depend upon our ability to continue to successfully integrate any businesses we may acquire in the future. The integration of these businesses into our operations may result in unforeseen operating difficulties, absorb significant management attention and require significant financial resources that would otherwise be available for the ongoing development of our business. These integration difficulties include the integration of personnel with disparate business backgrounds, the transition to new information systems, coordination of geographically dispersed organizations, loss of key employees of acquired companies, and reconciliation of different corporate cultures. For these or other reasons, we may be unable to retain key clients of acquired companies. Moreover, any acquired business may fail to generate the revenue or net income we expected or produce the efficiencies or cost-savings that we anticipated. Any of these outcomes could adversely affect our operating results.

If our subcontractors fail to perform their contractual obligations, our performance as a prime contractor and our ability to obtain future business could be materially and adversely impacted.

Our performance of government contracts may involve the issuance of subcontracts to other companies upon which we rely to perform all or a portion of the work we are obligated to deliver to our clients. A failure by one or more of our subcontractors to satisfactorily deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services may materially and adversely affect our ability to perform our obligations as a prime contractor.

In extreme cases, a subcontractor’s performance deficiency could result in the government terminating our contract for default. A default termination could expose us to liability for excess costs of reprocurement by the government and have a material adverse effect on our ability to compete for future contracts and task orders.

Our business may be adversely affected if we cannot collect our receivables.

We depend on the collection of our receivables to generate cash flow, provide working capital, pay debt and continue our business operations. If the federal government, any of our other clients or any prime contractor for whom we are a subcontractor fails to pay or delays the payment of their outstanding invoices for any reason, our business and financial condition may be materially adversely affected. The government may fail to pay outstanding invoices for a number of reasons, including lack of appropriated funds or lack of an approved budget. Some prime contractors for whom we are a subcontractor have significantly less financial resources than we do, which may increase the risk that we may not be paid in full or payment may be delayed.

Our global networks require our employees to travel to potentially dangerous places, which may result in injury to key employees.

Our domestic business involves the maintenance of global networks that require us to dispatch employees to various countries around the world on short notice. These countries may be experiencing political upheaval or unrest, and in some cases war or terrorism. Certain senior level employees or executives are, on occasion, part of the teams deployed to provide services in these countries. As a result, it is possible that certain of our employees or executives will suffer injury or bodily harm in the course of these deployments. It is also possible that we will encounter unexpected costs in connection with the repatriation of our employees or executives for reasons beyond our control.

Our failure to adequately protect our confidential information and proprietary rights may harm our competitive position.

Our success depends, in part, upon our ability to protect our proprietary information and other intellectual property. Although our employees execute confidentiality agreements, this protection may be inadequate to deter misappropriation of our confidential information. In addition, we may be unable to detect unauthorized use of our intellectual property in order to take appropriate steps to enforce our rights. If we are unable to prevent third parties from infringing or misappropriating our copyrights, trademarks or other proprietary information, our competitive position could be seriously harmed.

We face additional risks which could harm our business because we have international operations.

Our international operations consist of our U.K.-based business which conducts the majority of its business in the United Kingdom and limited business in the Republic of Ireland. Our operations in the United Kingdom and the Republic of Ireland comprised approximately 8.4% of our revenue in fiscal 2001 and 6.5% of our revenue in the six months ended December 31, 2001. Our U.K.-based operations are subject to risks associated with operating in a foreign country. These risks include fluctuations in the value of the British pound, longer payment cycles, changes in foreign tax laws and regulations and unexpected legislative, regulatory, economic or political changes.

Our U.K.-based operations are also subject to risks associated with operating a commercial, as opposed to a government contracting, business, including the effects of general economic conditions in the United Kingdom on the telecommunications, computer software and computer services sectors and the impact of more concentrated and intense competition for the reduced volume of work available in those sectors. Our revenue from this business declined 7.6% from the six months ended December 31, 2000 to the six months ended December 31, 2001 largely as a result of our exposure to the U.K. telecom industry, which has been experiencing weakness, and lower revenue from other direct costs that we bill directly to clients. While we are marketing our services to clients in industries that are new to us, our efforts in that regard may be unsuccessful. Other factors that may adversely affect our international operations are a continued decline in the economy of the United Kingdom, difficulties relating to managing our business internationally, and multiple tax structures. Any of these factors could adversely affect our operating results.

We may be exposed to liabilities or losses from operations that we have discontinued.

We have sold certain portions of our business. For more information on these discontinued operations, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discontinued Operations.” If we incur greater losses than we expect on these dispositions, there may be a negative impact on future operating results.

Risks Related to this Offering

Management could apply the proceeds of this offering to uses that do not increase our market value or improve our operating results.

We intend to apply approximately $69.8 million of our net proceeds to repay amounts outstanding under our new credit facility. We intend to use up to $15 million of our net proceeds to make contingent and deferred payments that we may owe in connection with two previously completed acquisitions. Finally, we intend to contribute our remaining net proceeds of the offering to working capital to support general corporate purposes, as well as possible acquisitions of businesses, products, and technologies that are complementary to ours. We have not reserved or allocated the remaining net proceeds for any specific purpose, and we cannot state with certainty how our management will use the net proceeds. Accordingly, our management will have considerable discretion in applying the remaining net proceeds. We may use the remaining net proceeds for purposes that do not result in any increase in our market value or improve our results of operations.

The market price of our common stock is volatile.

The market price of our common stock has fluctuated widely and may continue to do so. For example, during fiscal 2001 the price of our stock ranged from a high of $23.500 per share to a low of $8.375 per share. Many factors could cause the market price of our common stock to rise and fall. Some of these factors are:

•	variations in our quarterly operating results;

•	the hiring or departure of key personnel;

•	acquisitions or strategic alliances by us or others in our industry;

•	changes in presidential administration or government fiscal policy;

•	shifts or delays in government budget allocations;

•	acts of war, terrorism or national calamities;

•	announcements of technological innovations;

•	introduction of new pricing policies by us or our competitors;

•	changes in accounting principles;

•	changes in estimates of our performance or recommendations by financial analysts; and

•	market conditions in the industry and the economy as a whole.

In addition, the stock market has recently experienced extreme price and volume fluctuations. These fluctuations have particularly affected the market prices of the securities of many technology companies generally. These broad market fluctuations could adversely affect the market price of our common stock. When the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought such a lawsuit against us, we could incur substantial costs of defending the lawsuit or paying a settlement or court judgment. The lawsuit could also divert the time and attention of our management. Any of these events could seriously harm our business.

Purchasers in this offering will experience immediate dilution as the net tangible book value of the shares of common stock will be substantially lower than the offering price.

The price you will pay for our common stock in this offering is substantially higher than the pro forma net tangible book value per share of our common stock. As a result, if we were liquidated for book value immediately following this offering, each stockholder purchasing in this offering would experience immediate and substantial dilution. Dilution is the difference between the offering price per share and the pro forma net tangible book value per share of our common stock.

Provisions of our charter and by-laws and Delaware law make a takeover of our company more difficult.

Our basic corporate documents and Delaware law contain provisions that might enable our management to resist an attempt to take over our company. For example, our board of directors can issue shares of common stock and preferred stock without stockholder approval, and the board could issue stock to dilute and adversely affect various rights of a potential acquiror. Our by-laws contain provisions which limit the circumstances under which stockholders may take action by written consent. The board could use these and other provisions to discourage, delay or prevent a change in the control of our company or a change in our management. These provisions might also discourage, delay or prevent an acquisition of our company at a price that you may find attractive. These provisions could also make it more difficult for you and our other stockholders to elect directors and take other corporate actions. These provisions could limit the price that investors might be willing to pay for shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus and in the documents that we incorporate by reference into this prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “expect,” “anticipate,” “plan,” “believe,” “seek,” “estimate,” “internal,” “backlog” and similar words. Statements that we make in this prospectus and in the documents that we incorporate by reference into this prospectus that are not statements of historical fact may also be forward-looking statements. In particular, statements that we make in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” relating to our revenues, profitability and the sufficiency of capital to meet working capital and capital expenditures requirements, are forward-looking statements. Forward-looking statements are not guarantees of our future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. Before you invest in our common stock, you should be aware that the factors we discuss in “Risk Factors” and elsewhere in this prospectus could cause our actual results to differ from any forward-looking statements.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the 4,250,000 shares of common stock we are offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we will pay, and assuming a public offering price of $36.81 per share (based on the February 15, 2002 closing price), will be approximately $147.7 million, or approximately $170.0 million if the underwriters exercise their over-allotment option in full.

We intend to use approximately $69.8 million of our net proceeds to repay amounts outstanding under our new credit facility, which bears interest at the London Inter Bank Offered Rate, or LIBOR, plus 0.875%. Within the last year, we have used funds borrowed under our previous credit facility to pay for acquisitions, repurchase shares of our common stock and make capital expenditures. We intend to use up to $8.0 million of our net proceeds to make contingent payments that we may owe in connection with our purchase in fiscal 2001 of the federal services business of N.E.T. Federal, Inc., a subsidiary of net.com. We intend to use up to $7.0 million to make deferred payments in November 2002 and May 2003 in connection with our purchase of Digital Systems International Corporation in fiscal 2002.

We intend to contribute our remaining net proceeds of the offering to working capital to support general corporate purposes, as well as possible acquisitions of businesses, products and technologies that are complementary to ours. We are continuously evaluating acquisition opportunities, and, at any given time, may be in various stages of due diligence or preliminary discussions with respect to a number of potential transactions. From time to time, we may enter into non-binding letters of intent, but we are not currently subject to any definitive agreement with respect to any transaction material to our operations or otherwise so far advanced in any discussions as to make a transaction material to our operations reasonably certain. On January 14, 2002, we entered into a letter of intent to acquire the stock of an engineering and information technology services company specializing in the design, integration and management of value-oriented, secure enterprise network systems for agencies of the federal government. The closing of the acquisition is contingent upon the execution of definitive agreements and completion of due diligence satisfactory to us in our sole discretion. The anticipated purchase price is approximately $36.0 million, with approximately $34.0 million to be paid at closing and $2.0 million to be paid twelve months after closing.

Pending these uses, we intend to invest our net proceeds in short-term, investment-grade securities, interest-bearing securities or guaranteed obligations of the United States or its agencies.

DIVIDEND POLICY

We have never paid cash dividends on our common stock. The current policy of our board of directors is to retain all earnings to reinvest in our continued growth.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq National Market under the symbol CACI. As of January 31, 2002, there were 582 holders of record of our common stock. We believe that there are a substantial number of additional beneficial owners that hold stock in nominee or “street name” through brokerage firms. The following table provides the high and low sales prices for our common stock as reported on the Nasdaq National Market for each of the periods indicated.

	Low	High
Fiscal 2000
First quarter	$10.125	$11.813
Second quarter	9.875	12.000
Third quarter	10.375	15.125
Fourth quarter	9.125	15.063

Fiscal 2001
First quarter	8.375	12.750
Second quarter	9.563	12.250
Third quarter	11.094	14.063
Fourth quarter	13.313	23.500

Fiscal 2002
First quarter	16.600	28.425
Second quarter	25.510	43.500
Third quarter (through February 15, 2002)	30.800	42.990

On February 15, 2002, the closing sale price for our common stock as reported on the Nasdaq National Market was $36.81.

CAPITALIZATION

The following table summarizes our capitalization as of December 31, 2001 on an actual basis and as adjusted to reflect our sale of 4,250,000 shares of common stock, after deducting the estimated underwriting discounts and commissions and estimated offering expenses that we will pay and assuming a public offering price of $36.81 per share (based on the February 15, 2002 closing price), and after application of our net proceeds of the offering to repay approximately $69.8 million in indebtedness. You should read this information in conjunction with our consolidated financial statements and their related notes.

	As of December 31, 2001
	Actual	As adjusted
	(dollars in thousands, except share data)
	(unaudited)
Note payable, long-term	$73,307	$3,500
Other long-term obligations	6,840	6,840
Shareholders’ equity:
Preferred stock, $0.10 par value; 10,000,000 shares authorized; none outstanding, actual and as adjusted	—	—
Common stock, $0.10 par value; 40,000,000 shares authorized; 31,268,000 shares outstanding, actual; 35,518,000 shares outstanding, as adjusted	3,127	3,552
Capital in excess of par	35,667	182,962
Retained earnings	171,868	171,868
Accumulated other comprehensive loss	(3,986)	(3,986)
Treasury stock, at cost; 7,772,000 shares, actual and as adjusted	(21,017)	(21,017)

Total shareholders’ equity	185,659	333,379

Total capitalization	$265,806	$343,719

The information in this table excludes:

•	options outstanding at January 31, 2002 to purchase 2,430,062 shares of common stock

•	options to purchase an additional 374,790 shares of common stock that may be granted under our stock option plans after January 31, 2002

SELECTED CONSOLIDATED FINANCIAL DATA
(dollars in thousands, except per share data)

We have derived the following selected consolidated financial data as of June 30, 2000 and 2001 and for the fiscal years ended June 30, 1999, 2000 and 2001 from our consolidated financial statements included elsewhere in this prospectus, which have been audited by Deloitte & Touche LLP, independent auditors. We have derived the following selected consolidated financial data as of June 30, 1997, 1998 and 1999 and for the fiscal years ended June 30, 1997 and 1998 from our consolidated financial statements not included in this prospectus. We have derived the following selected consolidated financial data as of December 31, 2001 and for the six months ended December 31, 2000 and 2001 from our unaudited consolidated financial statements. We have restated our income statement data to reflect our disposition of two businesses. We have not restated our balance sheet data to reflect these dispositions. We have prepared our unaudited consolidated financial statements on the same basis as our audited financial statements. In the opinion of our management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. Our results of operations for the six months ended December 31, 2001 are not necessarily indicative of future operating results. You should read the selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes.

	Year ended June 30,					Six months ended December 31,
	1997	1998	1999	2000	2001	2000	2001
Income statement data:
Revenue	$260,610	$312,770	$427,422	$484,545	$557,890	$258,618	$308,144
Operating expenses	243,497	293,815	400,290	451,929	520,535	242,294	284,297
Income from operations	17,113	18,955	27,132	32,616	37,355	16,324	23,847
Income from continuing operations	9,637	10,921	14,317	17,891	20,765	8,993	14,029
Income (loss) from discontinued operations	435	794	(147)	(613)	(9)	125	(209)
Gain (loss) on disposal on discontinued operations	—	—	—	21,134	1,545	—	(1,250)

Net income	10,072	11,715	14,170	38,412	22,301	9,118	12,570

Earnings per common and common share equivalent:
Basic:
Income from continuing operations	$0.46	$0.51	$0.66	$0.79	$0.92	$0.40	$0.60
Net income	0.48	0.55	0.65	1.70	0.99	0.41	0.54
Average shares outstanding	21,008	21,558	21,792	22,620	22,634	22,596	23,204
Diluted:
Income from continuing operations	$0.44	$0.49	$0.64	$0.77	$0.90	$0.39	$0.58
Net income	0.46	0.53	0.63	1.66	0.97	0.40	0.52
Average shares and equivalent shares outstanding	22,010	22,306	22,440	23,154	23,056	22,918	23,979

	June 30,
	1997	1998	1999	2000	2001	December 31, 2001
Balance sheet data:
Working capital	$42,014	$54,878	$66,726	$62,492	$81,961	$97,826
Total assets	118,860	163,060	221,712	235,997	284,731	335,713
Long-term obligations	10,568	31,231	67,027	31,913	55,230	81,654
Shareholders’ equity	70,774	84,327	98,937	141,968	160,204	185,659

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We provide the following discussion and analysis to enhance your understanding of our financial statements and the related notes. You should read this discussion in conjunction with our financial statements and the related notes. Unless we note otherwise, references to years are references to our fiscal year, which ends on June 30.

Overview

We are a leading provider of information technology services and solutions to U.S. national defense, intelligence and civilian agencies, foreign governments, state and local governments, and commercial enterprises. Our service offerings include managed network services, systems integration, engineering services and knowledge management.

We report operating results and financial data in two segments: domestic operations and international operations. In fiscal 2001, our domestic operations accounted for approximately 91.6% of our revenue, and our international operations accounted for approximately 8.4% of our revenue. In the six months ended December 31, 2001, our domestic operations accounted for approximately 93.5% of our revenue, and our international operations accounted for approximately 6.5% of our revenue. Our domestic operations provide services and solutions across all four of our service offerings. Clients of our domestic operations are primarily agencies within the Department of Defense and federal civilian agencies, and our domestic operations also serve a number of foreign governments and clients in the commercial and state and local government sectors. Our international operations provide systems integration and marketing services to commercial and government clients. We evaluate the performance of both of our operating segments based on pre-tax income or loss.

We believe our contract base is well diversified. In fiscal 2001, our domestic operations provided services under more than 2,300 task orders issued under approximately 396 separate contracts. We estimate that no single contract or task order accounted for more than 9.5% of our revenue during the six months ended December 31, 2001.

Our federal government contracts, which comprised approximately 85.1% of our revenue in fiscal 2001, are subject to government audits of our direct and indirect costs. The majority of these incurred cost audits have been completed through June 30, 1998. We do not anticipate any material adjustment to our consolidated financial statements in subsequent periods for audits not yet completed.

We provide the substantial majority of our services directly to our clients as a prime contractor, but we also provide services indirectly as a subcontractor. We derived 87.9% of our revenue in fiscal 2001 and 91.3% of our revenue in the six months ended December 31, 2001 from projects for which we served as the prime contractor. We typically provide our services under contracts with a base term, often of one year, and option terms, typically of four years or more, which the client can exercise on an annual basis. We also have contracts with fixed terms, some extending as long as five to ten years. Although we occasionally obtain government contracts in which the contracting agency obligates funding for the full term of the contract, most of our government contracts receive incremental funding, which subjects us to the government’s annual appropriations process.

We generate revenue from time-and-material contracts, cost-reimbursable contracts, fixed-price contracts, software licenses and maintenance support services. The following table provides information about the amounts of revenue attributable to our time-and-material contracts, cost-reimbursable contracts and firm fixed-price contracts, including software licenses and maintenance support services, during fiscal 1999, fiscal 2000, fiscal 2001 and the six months ended December 31, 2000 and 2001.

	Year ended June 30,						Six months ended December 31,
	1999		2000		2001		2000		2001
	(dollars in thousands)

Time-and-materials	$263,895	61.8%	$277,827	57.3%	$332,955	59.7%	$156,375	60.5%	$183,792	59.6%
Cost-reimbursable	86,875	20.3%	118,071	24.4%	117,301	21.0%	59,684	23.1%	59,758	19.4%
Firm fixed-price	76,652	17.9%	88,647	18.3%	107,634	19.3%	42,559	16.4%	64,594	21.0%

Total	$427,422	100.0%	$484,545	100.0%	$557,890	100.0%	$258,618	100.0%	$308,144	100.0%

Under a time-and-material contract, we receive a fixed hourly rate for each direct labor hour we work and reimbursement for our direct costs. To the extent that our actual labor costs vary significantly from the negotiated rates under a time-and-material contract, we can either make more money than we originally anticipated or lose money on the contract. Under cost-reimbursable contracts, we are reimbursed for allowable costs and receive a supplemental fee, which represents our profit. Cost-plus fixed fee contracts specify the contract fee in dollars or as a percentage of anticipated costs. Cost-plus incentive fee and cost-plus award fee contracts provide for increases or decreases in the contract fee, within specified limits, based upon actual results as compared to contractual targets for factors such as cost, quality, schedule and performance. Under fixed-price contracts, we agree to perform specified work for a firm fixed price. If our actual costs exceed our estimate of the costs to perform the contract, we may generate less profit or incur a loss. A significant percentage of our fixed-price contracts are fixed-price level-of-effort contracts, which represent similar levels of risk as time-and-material contracts, or fixed unit price contracts, under which we agree to provide certain units of performance at a fixed price per unit. A portion of our fixed-price contracts are fixed-price completion contracts, in which we agree to complete a project, such as the development and installation of a network that meets stated criteria for performance and functionality, for a fixed price. We generally do not undertake complex, high-risk work, such as software development, under fixed-price terms.

We recognize revenue on time-and-material contracts to the extent of billable rates times hours delivered plus expenses incurred. We recognize revenue on cost-reimbursable contracts to the extent of allowable costs incurred plus a proportionate amount of the fee earned. We recognize revenue on fixed-price contracts under the percentage-of-completion method based on costs incurred in relation to total estimated costs. We recognize revenue from software license sales upon delivery of the software when there is no significant obligation to perform after the sale. When there is a significant obligation for production, modification or customization after the sale, we recognize revenue from software license sales under the percentage-of-completion method. Revenue from maintenance support services is nonrefundable, and we generally recognize that revenue on a straight-line basis over the term of the service agreement. We record provisions for estimated losses on uncompleted contracts in the period in which we determine those losses.

The following table shows our revenue in dollars and as a percentage of revenue from the following client groups:

	Year ended June 30,						Six months ended December 31,
	1999		2000		2001		2000		2001
		(dollars in thousands)
Department of Defense	$216,573	50.7%	$249,776	51.5%	$325,118	58.3%	$143,750	55.6%	$195,859	63.5%
Federal civilian agencies	130,766	30.6%	141,393	29.2%	149,205	26.8%	71,346	27.6%	79,701	25.9%
Commercial	57,810	13.5%	60,181	12.4%	61,029	10.9%	30,279	11.7%	25,205	8.2%
State and local government	22,273	5.2%	33,195	6.9%	22,538	4.0%	13,243	5.1%	7,379	2.4%

Total	$427,422	100.0%	$484,545	100.0%	$557,890	100.0%	$258,618	100.0%	$308,144	100.0%

Recent Acquisitions

We have completed eight acquisitions since the beginning of fiscal 1999. We have accounted for all of these acquisitions using the purchase method of accounting and have included the results of their operations in our revenue since the respective dates of acquisition. We funded these transactions through borrowings under our line of credit and available working capital. Our management generally tracks revenue generated by an acquired business for one year after its acquisition date. Revenue reported as contributed after the acquisition date represents amounts that are identifiable to specific acquired contracts or, in the case of an acquired company, are based on management’s assessment that such revenues are attributable to the acquired company and not internal growth.

In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 141, Business Combinations, or SFAS No. 141. SFAS No. 141 requires that all business combinations be accounted for by the purchase method of accounting. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. We do not expect the adoption of the provisions of SFAS No. 141 to have an impact on our consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that, upon its adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment at least annually. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Any impairment identified will be treated as a cumulative effect of a change in accounting principle. We elected to early adopt SFAS No. 142, effective July 1, 2001, when we discontinued the amortization of goodwill. Although the adoption of SFAS No. 142 will not have any impact on our cash flow, the discontinuation of amortization of goodwill will have a positive impact on our reported income from operations and earnings, except to the extent that we may record charges for any impairment of goodwill that may occur from time to time. We have completed our benchmark impairment test and have not experienced any impairment of our goodwill. As a result of our acquisitions and our adoption of SFAS No. 142, period-to-period comparisons of our results of operations are not necessarily meaningful.

The following is a description of our material acquisitions since the beginning of fiscal 1999:

On November 13, 1998, we acquired all of the common stock of QuesTech, Inc., a company that specialized in the development and application of information technology, scientific research and management support services for the defense and national security communities. We paid total consideration of approximately $42.0 million, including assumed liabilities. We allocated approximately $31.0 million of the purchase price to goodwill.

On February 1, 2000, we acquired all of the common stock of XEN Corporation for $4.3 million in cash. XEN specialized in providing systems engineering, engineering design, distance learning, training development, multimedia support, and data security services to national intelligence organizations, the Department of Defense and the U.S. Navy. We allocated approximately $2.4 million of the purchase price to goodwill.

On April 1, 2000, we purchased substantially all of the assets of Century Technologies, Incorporated (CENTECH), a company that provided network systems design and integration, and software development and integration for the Department of Defense and federal civilian agencies. We paid total consideration of $14.4 million, including $4.0 million for a split-dollar life insurance policy for the principal stockholder. We allocated $4.0 million of the purchase price to the life insurance policy, an intangible asset, and are amortizing it over seven years. We allocated approximately $5.2 million of the purchase price to goodwill.

On December 2, 2000, we acquired the federal services business of N.E.T. Federal, Inc., a subsidiary of net.com. We structured the acquisition as a purchase of assets. The federal services business provided secure network services offerings, including network engineering and design, implementation, installation and integration, as well as network maintenance and management. We paid a base purchase price of $25.0 million in cash and an additional $2.0 million within one year after closing. We agreed to make additional payments of up to $13.0 million upon achievement of specific milestones. As of December 31, 2001, we have paid a total of $32.0 million, and we may make additional milestone payments of up to $8.0 million. We allocated approximately $19.3 million of the purchase price to goodwill.

On November 1, 2001, we purchased all of the outstanding capital stock of Digital Systems International Corporation, or DSIC, for approximately $47.4 million, of which we agreed to pay approximately $7.0 million over 18 months from the date of acquisition. The acquisition expands our systems integration, managed network services and information assurance capabilities and clients. We allocated approximately $23.8 million of the purchase price to goodwill and $8.1 million to intangible assets. We are amortizing substantially all of these intangible assets over a period of ten years.

Discontinued Operations

Since the beginning of fiscal 1999, we have disposed of two businesses. We have restated our statements of operations for all periods presented in order to reflect these dispositions.

On December 15, 1999, we sold the net assets of our COMNET products business for $40.0 million. We have segregated our operating loss attributable to this discontinued operation from our continuing operations and reported it as a separate line item on our consolidated statements of operations. The COMNET sale resulted in net after-tax gains of $21.1 million in fiscal 2000 and $1.5 million in fiscal 2001. Revenue from this discontinued operation was $8.3 million in fiscal 1999 and $3.1 million in fiscal 2000.

On October 31, 2001, we signed a letter of intent to dispose of our domestic marketing systems group, and on January 6, 2002, we sold the net assets of this group to ESRI Business Information Solutions, a subsidiary of the Environmental Systems Research Institute, Inc., for $3.5 million in cash. We have also segregated our operating loss attributable to this discontinued operation from our continuing operations and reported it as a separate line item on our consolidated statements of operations. This sale resulted in a net after-tax loss of approximately $1.3 million. Included in the loss was a net-after-tax loss from discontinued operations of approximately $0.3 million for the period from October 31, 2001 to January 6, 2002. Subsequent to January 6, 2002, all of the assets and liabilities will be removed from our consolidated balance sheet.

Results of Operations

The following table provides the relative percentages that certain items of expense and earnings bear to revenue:

	Year ended June 30,			Six months ended December 31,
	1999	2000	2001	2000	2001
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Direct costs	59.2	59.1	61.4	60.7	61.0
Indirect and selling expenses	32.1	31.8	29.5	30.5	29.4
Depreciation and amortization	1.7	1.6	1.5	1.6	1.8
Goodwill amortization	0.7	0.8	0.9	0.9	0.0

Total operating expenses	93.7	93.3	93.3	93.7	92.2
Income from operations	6.3	6.7	6.7	6.3	7.8
Interest expense	0.8	0.7	0.6	0.6	0.4

Income before income taxes	5.5	6.0	6.1	5.7	7.4
Income taxes	2.1	2.3	2.4	2.2	2.8

Income from continuing operations	3.4	3.7	3.7	3.5	4.6
Discontinued operations: Income (loss) from discontinued operations	(0.1)	(0.1)	(0.0)	0.0	(0.1)
Gain (loss) on disposal of discontinued operations	—	4.3	0.3	—	(0.4)

Net income	3.3%	7.9%	4.0%	3.5%	4.1%

Comparison of six months ended December 31, 2001 and 2000

Revenue. For the six months ended December 31, 2001, our total revenue increased 19.2%, or $49.5 million, to $308.1 million compared to the same period last year. This revenue growth was driven primarily by higher levels of managed network and engineering services business from federal government clients.

Revenue from the Department of Defense increased 36.2%, or $52.1 million, to $195.9 million for the first six months of fiscal 2002, as compared to the same period in fiscal 2001. The acquisition of the federal services business of N.E.T. Federal, which we completed on December 2, 2000, and DSIC accounted for the majority of the growth, contributing $30.4 million in revenue. Contracts with the U.S. Army, U.S. Navy, U.S. Air Force and the Defense Information Service Agency, either obtained through acquisitions or from internal growth, were the primary contributors to the increase in revenue for the first six months of fiscal 2002.

Revenue from federal civilian agencies increased 11.7%, or $8.4 million, to $79.7 million for the first six months of fiscal 2002, as compared to the first six months of fiscal 2001. Revenue from the Department of Justice was $35.8 million for the six months ended December 31, 2001 as compared to $34.9 million for the same period in fiscal 2001. The overall increase in federal civilian agency revenue was mainly generated from continued growth in managed network services business, GSA contracts and our work with the Department of Justice.

Commercial revenue, which is primarily derived from our operations based in the United Kingdom, decreased by 16.8%, or $5.1 million, to $25.2 million for the first six months of fiscal 2002, as compared to the first six months of fiscal 2001. The decrease in commercial revenue was largely the result of our exposure to the United Kingdom telecom industry, which has been experiencing weakness, and lower other direct costs, which are billed directly to clients and recorded as revenue, in the first six months of fiscal 2002 as compared to the first six months of fiscal 2001.

Revenue from state and local governments decreased 44.3%, or $5.9 million, to $7.4 million for the six months ended December 31, 2001, as compared to the same period a year ago. The decline in revenue was primarily due to estimated losses on fixed-price contracts. Our continued and expanded focus on opportunities with the Department of Defense and federal civilian agencies has resulted in a reduced emphasis on state and local government clients.

Direct costs. Direct costs include direct labor and other direct costs, such as equipment purchases, subcontractor costs and travel expenses. Direct costs for the first half of fiscal 2002 increased 19.8%, or $31.1 million, to $188.1 million from the same period in fiscal 2001. As a percentage of revenue, direct costs were relatively constant at 61.0% in the first half of fiscal 2002 and 60.7% in the first half of fiscal 2001. The largest component of direct costs, direct labor, was $96.8 million for the first half of fiscal 2002 and $80.2 million for the first half of fiscal 2001. The increase in direct labor was due to the growth in our federal government business, both in the Department of Defense and federal civilian agencies, as well as from the acquisitions of the federal services business of N.E.T. Federal and DSIC. Other direct costs were $91.3 million for the first half of fiscal 2002 and $76.8 million for the first half of fiscal 2001. The increase in other direct costs was primarily from the same two acquisitions.

Indirect costs and selling expenses. Indirect costs and selling expenses include fringe benefits, marketing costs, bid and proposal costs, indirect labor and other discretionary costs. Portions of these costs are highly variable. Indirect costs and selling expenses increased 14.9%, or $11.7 million, to $90.7 million in the first half of fiscal 2002 from the same period a year ago. As a percentage of revenue, indirect costs decreased from 30.5% in the first half of fiscal 2001 to 29.4% in the first half of fiscal 2002 due to continuing cost controls and increased operating leverage resulting from the acquisitions of the federal services business of N.E.T. Federal and DSIC.

Depreciation and amortization. Depreciation and amortization rose 39.0%, or $1.6 million, to $5.5 million for the six months ended December 31, 2001 from the same period a year ago. The increase was primarily due to the amortization of completed software development projects, for which all costs are being amortized based on current and future revenue with annual minimum amortization equal to straight-line amortization over the remaining estimated economic life.

As previously noted, effective July 1, 2001, we adopted SFAS Nos. 141 and 142, which relate to business combinations and the amortization of goodwill. In accordance with these accounting pronouncements, we recorded no amortization expense for our goodwill during the six months ended December 31, 2001.

Income from operations. Income from operations increased 46.1%, or $7.5 million, to $23.8 million for the six months ended December 31, 2001, as compared to the same period a year ago. The adoption of SFAS 142, which discontinued the amortization of goodwill, accounted for approximately 31.2% of the increase. The balance of the increase in operating income was due to increased revenues and lower indirect costs and selling expenses as a percentage of revenue.

Interest expense. Interest expense decreased 22.9%, or $0.4 million, to $1.2 million for the six months ended December 31, 2001 from the same period a year ago. The decrease was attributable primarily to a significant decline in interest rates.

Income taxes. Our effective income tax rate for the first half of fiscal 2002 was 38% compared to 39% for the same period a year ago.

Comparison of fiscal 2001, fiscal 2000 and fiscal 1999

Revenue. For our fiscal year ended June 30, 2001, our revenue increased by 15.1%, or $73.3 million, to $557.9 million. This increase was primarily in our managed network services business and resulted from a combination of internal growth and our acquisition of the federal services business of N.E.T. Federal. Our total revenue in fiscal 2000 increased by 13.4%, or $57.1 million, to $484.5 million. This increase was primarily due to acquisitions we made during fiscal 2000 and to a 5% internal growth rate mainly in our revenues from sales to the Department of Defense and state and local governments.

Acquisitions that we made during fiscal 2001 and fiscal 2000 accounted for $52.8 million of our fiscal 2001 revenue growth. In fiscal 2001, the federal services business of N.E.T. Federal contributed $27.6 million in revenue, CENTECH contributed $19.5 million, XEN contributed $4.8 million and another acquired company contributed $0.9 million.

Our revenue from the Department of Defense increased 30.2%, or $75.3 million, to $325.1 million in fiscal 2001, as compared to fiscal 2000. In fiscal 2000, Department of Defense revenue increased 15.3%, or $33.2 million, to $249.8 million, as compared to fiscal 1999. The growth in our revenue from the Department of Defense from 1999 to 2001 is primarily due to growth in managed network services, which was derived from both internal growth and our acquisition of the federal services business of N.E.T. Federal, and growth in intelligence community work.

Our revenue from federal civilian agencies increased 5.5%, or $7.8 million, to $149.2 million for fiscal 2001 as compared to fiscal 2000. Our revenue from the Department of Justice was $74.4 million in fiscal 2001, $73.6 million in fiscal 2000 and $75.0 million in fiscal 1999. In fiscal 2001, our revenue from other federal civilian agencies grew by 10.3%, or $7.0 million, to $74.8 million compared to fiscal 2000. The increase was primarily due to our sales to the Department of State.

In fiscal 2001, our commercial revenue, which was primarily derived from our operations based in the United Kingdom, increased slightly by 1.4%, or $0.8 million, to $61.0 million, as compared to fiscal 2000. Our slower-than-anticipated growth rate was primarily due to a decrease of approximately 10% in the average foreign exchange rate for the year compared to fiscal 2000. In fiscal 2000, our commercial revenue grew by 4.1%, or $2.4 million, to $60.2 million. This increase was primarily the result of our United Kingdom’s marketing systems group’s sales of territory optimization and marketing analysis software products and services, as well as continued increased demand for systems integration services.

Our revenue from state and local governments decreased by 32.1% from $33.2 million in fiscal 2000 to $22.5 million in fiscal 2001. The decrease is attributable primarily to the reduction in our Y2K remediation business. Our revenue from state and local governments increased by 49.0% from $22.3 million in 1999 to $33.2 million in 2000, due to the increase in our Y2K remediation business.

Direct costs. As a percentage of revenue, our total direct costs were 61.4% in fiscal 2001, 59.1% in fiscal 2000 and 59.2% in fiscal 1999. Direct labor was $171.4 million in fiscal 2001, $146.0 million in fiscal 2000 and $125.0 million in fiscal 1999. Our other direct costs were $170.8 million in fiscal 2001, $140.4 million in fiscal 2000 and $127.9 million in fiscal 1999. Our other direct costs grew over the three-year period as we obtained a higher number of prime contracts that experience an increased level of other direct costs.

Indirect costs and selling expenses. Most of our indirect costs and selling expenses were highly variable and grew in proportion with our growth in revenue. As a percentage of revenue, our indirect costs were 29.5% in fiscal 2001, 31.8% in fiscal 2000 and 32.1% in fiscal 1999. That continued decline is due to the impact of higher other direct costs on revenue.

Depreciation and amortization. Depreciation and amortization of our property and equipment increased 9.6%, or $0.7 million, to $8.5 million in fiscal 2001. Depreciation and amortization increased by 7.7%, or $0.6 million, to $7.8 million in fiscal 2000 from fiscal 1999 primarily due to property and equipment acquired for our Vision and Solution Center, our new financial software system and certain leasehold improvements.

Goodwill. Our goodwill amortization increased by 36.9%, or $1.4 million, to $5.2 million in fiscal 2001 as a result of acquisitions. Our acquisition of the federal services business of N.E.T. Federal resulted in incremental goodwill expense of $0.7 million. The remaining $0.7 million increase in our goodwill amortization came from acquisitions we made in fiscal 2000. In fiscal 2001, CENTECH contributed $0.6 million of additional goodwill amortization expense and XEN contributed $0.1 million. In fiscal 2000, goodwill amortization increased $0.7 million due to our acquisitions.

Income from operations. Our income from operations increased 14.5%, or $4.7 million, to $37.4 million for fiscal 2001, as compared to fiscal 2000. This was due to a 15.1% growth in revenue and a relative reduction in indirect expenses as a percentage of revenue. In fiscal 2000, our income from operations increased 20.2%, or $5.5 million, to $32.6 million, which was primarily due to a 13.4% growth in revenue and a relative reduction in indirect expenses.

Interest expense. Our interest expense for fiscal 2001 remained the same as fiscal 2000, at $3.3 million. Although our borrowings increased by $20.6 million in fiscal 2001 as compared to fiscal 2000, our interest rates decreased, thus resulting in no significant change in our interest expense in fiscal 2001.

Income taxes. Our effective income tax rates were 39.0% in fiscal 2001, 39.0% in fiscal 2000 and 39.1% in fiscal 1999.

Effects of Inflation

In fiscal 2001, we conducted approximately 59.7% of our business under time-and-material contracts, where labor rates are often fixed for several years. We generally have been able to price these contracts in a manner to accommodate the rates of inflation experienced in recent years. In that year, we conducted approximately 21.0% of our business under cost-reimbursable contracts, which automatically adjust revenue to cover costs increased by inflation. We conduct the remaining portion of our business under fixed-price contracts, which generally have not been adversely affected by inflation.

Liquidity and Capital Resources

Historically, our positive cash flow from operations and our available credit facilities have provided us adequate liquidity and working capital to fund our operational needs and support our acquisition activities.

As of December 31, 2001, we had cash and cash equivalents of $14.0 million. Our working capital was $97.8 million as of December 31, 2001, $82.0 million as of June 30, 2001 and $62.5 million as of June 30, 2000. Our working capital increased slightly in the first six months of fiscal 2002 primarily as a result of increased cash generated from operations. The $19.5 million increase in our working capital from fiscal 2000 to fiscal 2001 was primarily due to higher accounts receivable attributable to revenue growth.

Our operating activities provided cash of $12.9 million for the six months ended December 31, 2001 and $5.8 million for the six months ended December 31, 2000. In the first six months of fiscal 2002, our operating activities generated cash primarily from net income of $12.6 million. In the first six months of fiscal 2001, operating activities generated cash primarily from net income of $9.1 million and increases in accrued compensation and benefits and income taxes payable.

Our operating activities provided cash of $31.3 million in fiscal 2001 and $19.9 million in fiscal 2000. The increase in cash provided by our operating activities was due to growth in income from continuing operations of $2.9 million combined with lower tax payments in fiscal 2001. We made tax payments of $12.1 million in fiscal 2000 relating to the sale of our COMNET product business.

We used $47.1 million of cash in investing activities in the six months ended December 31, 2001, compared to $34.1 million for the same period a year ago. Investing activities included purchases of property and equipment, businesses and related intangible assets.

We used $39.2 million of cash in investing activities in fiscal 2001 compared to net cash provided by investing activities of $10.9 million in fiscal 2000. This change was due primarily to investments made in the acquisitions of the federal services business of N.E.T. Federal and another company. In fiscal 2000, the sale of our COMNET products business generated $37.0 million in available funds. In fiscal 2001, we also increased our investment activity in internally developed software for external sale by approximately $2.5 million. Our purchases of office and computer-related equipment of $8.7 million in fiscal 2001, $8.1 million in fiscal 2000 and $7.5 million in fiscal 1999 accounted for a significant portion of the remaining cash used in investing activities.

Our financing activities provided cash of $33.3 million for the six months ended December 31, 2001, compared to $30.2 million for the same period a year ago. The primary sources of cash provided by financing activities was from net borrowings under our line of credit facility of $20.9 million in the first six months of fiscal 2002 and $35.5 million during the same period in fiscal 2001, proceeds from exercises of stock options of $12.5 million in the first six months of fiscal 2002 and $2.0 million in the first six months of fiscal 2001.

During fiscal 2001, we financed our investing activities from operating cash flow and from a net increase in borrowings of $20.6 million under our line of credit. In fiscal 2000, we had a decrease of $33.8 million in our borrowings due primarily to the cash generated from the sale of our COMNET products business.

During fiscal 2001, we repurchased approximately 716,000 shares of our common stock at an aggregate price of $7.3 million.

At December 31, 2001, we had an unsecured revolving line of credit that permitted borrowings of up to $125.0 million with an annual sublimit of $40.0 million on amounts borrowed for acquisitions. On February 4, 2002, we replaced this credit facility with a new five-year unsecured credit agreement, which increased our borrowing limit to $185.0 million and our annual sublimit for acquisitions to $75.0 million. As of February 7, 2002, the applicable interest rate was equal to LIBOR plus a margin of 0.875%. We also pay a fee on the unused portion of the facility. Our U.K.-based subsidiary also maintains a &0.5 million unsecured line of credit, which expires in November 2002. At December 31, 2001, we had approximately $69.8 million outstanding under our lines of credit.

We believe that the proceeds of this offering, cash on hand, cash generated by operations and amounts available under our lines of credit will provide the required liquidity and capital resources for the foreseeable future.

Our ability to generate cash from operations depends to a significant extent on winning new contracts and recompeted contracts from our government customers in competitive bidding processes. If a significant portion of our government contracts were terminated or if our win rate on new contracts or recompeted contracts were to decline significantly, our operating cash flow would decrease, which would adversely affect our liquidity and capital resources.

Historically, we have relied on borrowings under our credit facility and cash generated from operations to finance our acquisitions. Under our new credit facility, we will be able to borrow up to $75.0 million for acquisitions, but only if we comply with specified financial ratios and other covenants under that facility. For example, at the end of each fiscal quarter our consolidated leverage ratio, or the ratio of our consolidated debt to our consolidated earnings before interest, taxes, depreciation and amortization, or EBITDA, for the previous four quarters may not exceed 3.0x. As of December 31, 2001, our consolidated leverage ratio was 1.2x. Our inability to finance acquisitions for any prolonged period of time would seriously affect our ability to execute our growth strategy and would harm our financial condition and results of operations.

Other Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The associated asset retirement cost would be capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002. We have not determined the effect that this statement will have on our consolidated financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, that replaces SFAS No. 121. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. We have not yet completed our analysis of this new pronouncement and the impact it will have on our consolidated financial statements.

In November 2001, the Emerging Issues Task Force, or EITF, issued Topic No. D-103, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred. EITF Topic No. D-103 requires that companies report reimbursements received for out-of-pocket expenses incurred as revenue, rather than as a reduction of expenses. The provisions of EITF Topic No. D-103 are effective for financial statements issued for fiscal years beginning after December 15, 2001. As we have historically accounted for reimbursements of out-of-pocket expenses in the manner provided for under EITF Topic No. D-103, we do not expect the adoption of the provisions of EITF Topic No. D-103 to have an impact on our consolidated financial position or results of operations.

BUSINESS

Overview

We are a leading provider of information technology services and solutions to U.S. national defense, intelligence and civilian agencies, foreign governments, state and local governments, and commercial enterprises. Our business was founded in 1962 based on simulation technology. We have strategically diversified within the information technology industry, providing managed network services, systems integration, engineering services and knowledge management to our clients.

We believe our success has resulted from our core capabilities: comprehensive technical skills, enduring commitment to client satisfaction, and our experienced personnel and management team. We deliver our services through a highly skilled workforce of approximately 5,500 employees worldwide, of whom more than 4,000 have security clearances with the U.S. government. We provide a broad range of comprehensive, practical information technology solutions by adapting emerging technologies and leveraging our strengths in areas such as:

• network systems design, integration and support	• intelligence analysis and support systems

• information assurance and security	• supply chain management and logistics

• software development and integration	• litigation support systems and services

• rapid hardware and software prototyping	• reengineering and systems migration

• modeling and simulation	• financial management and HR systems

• data warehousing and data mining	• geo-demographic and customer data analysis

To augment our service offerings and enhance our ability to adapt emerging technology, we created our Vision and Solution Center, an advanced technical facility for simulating and modeling complex networks and systems. The Center enables clients to test alternatives and select the most appropriate solution before investing significant time and money.

Our primary clients are within the Department of Defense, the Department of Justice, the Department of State, the Federal Aviation Administration, agencies in the U.S. intelligence community and other federal civilian agencies. We derived approximately 85.1% of our revenue from contracts with the federal government in fiscal 2001 and 89.4% in the six months ended December 31, 2001. We also provide marketing services and systems integration services to clients in the United Kingdom and the Republic of Ireland, from whom we derived 8.4% of our revenue in fiscal 2001 and 6.5% of our revenue in the six months ended December 31, 2001. The demand for our services is created in large measure by the increasingly complex network, systems and information environment in which governments and businesses operate, and by their need to stay current with emerging technology while increasing productivity and, ultimately, performance. We have maintained a very high rate of repeat business. From fiscal 1997 to December 31, 2001, we won approximately 94% (based on dollar value) of all competitively awarded renewals of contracts for which we were the incumbent supplier. We were a prime contractor on 87.9% of our engagements in fiscal 2001, and 91.3% in the six months ended December 31, 2001, and we have been providing services to a number of clients for more than 12 years.

Over the last four fiscal years, we have increased our revenue at a compound annual growth rate, or CAGR, of 21% and our earnings per share from continuing operations at a CAGR of 20% through focused internal initiatives and a disciplined program of acquisitions that have added to our capabilities and expanded our client base and service offerings. For the fiscal year ended June 30, 2001, we generated revenue of $557.9 million and for the six months ended December 31, 2001, we generated revenue of $308.1 million.

Our headquarters are located in Arlington, Virginia, and we have operating offices and facilities in over 90 locations throughout the United States and four locations in the United Kingdom.

Industry Overview

The Federal Government Technology Services Market

The federal government is the largest buyer of information technology services in the world. The proposed federal budget for fiscal 2003 projects an increase in government spending for information technology from $37.6 billion in 1999 to an estimated $52.1 billion in 2003, representing a CAGR of 8.5%. According to the current administration, the increase in information technology spending in the proposed budget for fiscal 2003 will be used not only to improve the government’s overall performance within and across government agencies but also to support three key priorities in the proposed budget: homeland security, the war on terrorism and economic growth.

Government Contracts and Contracting

The federal procurement process for information technology solutions has evolved dramatically over the last decade, largely as a result of efforts to streamline the procurement process. Traditionally, each government agency purchased goods and services through single contracts awarded after a lengthy competitive bidding process in which prospective suppliers would submit separate proposals for particular programs or elements of those programs. Though this process produced competitive outcomes, it often prevented agencies from moving swiftly to fulfill their technology needs. Through legislative and regulatory initiatives to enable government agencies to adopt more commercial purchasing practices, the federal government developed a variety of additional contracting methods. Although traditional single-award contracts are still widely used, government agencies are increasingly relying on indefinite delivery, indefinite quantity, or ID/IQ, government-wide acquisition contracts, or GWACs, and General Services Administration, or GSA, contracts.

ID/IQ contracts establish preferred provider relationships with the federal government. These contracts qualify contractors to provide specified goods and services to the issuing agency but generally do not obligate the agency to purchase any particular amount of goods or services. To procure goods or services under the contract, the agency issues a task order to the contractor that details the agency’s needs. Although agencies often administer ID/IQ contracts for their own procurement needs, they sometimes issue contracts in which they administer procurement for their own needs as well as the needs of other federal agencies. These contracts are known as GWACs and are often awarded to multiple prime contractors, all of whom are thereby qualified to supply the same goods and services to any agency of the federal government. Qualified contractors often compete with each other to obtain task orders under GWACs. The lower cost, reduced procurement time and increased flexibility of GWACs have made them popular among many agencies for large-scale procurements of technology services. GSA contracts, including contracts commonly known as GSA Schedule contracts, are procurement contracts administered by the GSA on behalf of the entire federal government. Like GWACs, any agency of the government can procure goods and services from any contractor awarded a GSA contract at the prices and terms stated in the contract.

Significant Industry Growth Trends

Several significant industry trends are expected to continue to drive the growth of the federal technology services market and our business. Those factors include:

•	increased spending on national defense, intelligence and homeland security;

•	ongoing modernization of federal information technology systems; and

•	increasing government reliance on outsourcing.

Increased Spending on National Defense, Intelligence and Homeland Security. The change in presidential administrations and the recent terrorist incidents in the U.S. have stimulated additional funding for national defense, intelligence and homeland security. In the proposed budget for fiscal 2003, the administration is asking for total national defense spending of $379 billion, a 9% increase over the $348 billion estimated for fiscal 2002. This increase is allocated to fighting terrorism, enhancing intelligence gathering and analysis capabilities, and sustaining current military readiness. The budget forecasts that national defense spending will reach $414 billion in fiscal 2005, a growth rate of almost 6% annually over defense spending in fiscal 2002. In October 2001, the Government Electronics and Information Technology Association projected that defense-related information technology spending would increase at a compound annual growth rate of over 9% between fiscal 2001 and 2005. As part of the Department of Defense’s process of transforming our armed forces to perform their missions more effectively, it is seeking to improve C4ISR systems, or systems for command, control, communications, computers, intelligence, surveillance, and reconnaissance, to improve real-time decision-making on the battlefield. Increased government attention to these priorities is expected to increase demand for related technologies.

•
Homeland security. On September 18, 2001, Congress enacted a $40 billion emergency supplemental appropriation bill. Of that amount, $13 billion was immediately allocated to homeland defense, including combating terrorism and protecting critical infrastructure. The administration’s budget for fiscal 2002 provided an additional $14 billion for the same purposes. The proposed budget for fiscal 2003 includes $37 billion for homeland defense, of which $8 billion is included in the Department of Defense’s budget and the remaining $29 billion is included in other departments’ budgets. We believe that some of this increased funding will be used to improve information assurance, including actions taken to improve the integrity of information and information systems. In October 2001, the Government Electronics and Information Technology Association projected that government spending for information assurance would increase more than 25% annually between fiscal 2001 and 2005.

•
National intelligence. Although budgets for federal intelligence agencies are classified, the most recently declassified information indicated that the federal intelligence budget was at least $28 billion in fiscal year 1996. While budget numbers for subsequent years have not been released, the proposed federal budget for fiscal 2003 seeks to substantially increase investment in intelligence capabilities.

•
C4ISR. According to Frost & Sullivan, a market research firm, the federal government spends approximately $10 billion annually on advanced systems and communications for C4ISR-related activities. Under the new administration, the Department of Defense is placing renewed emphasis on optimizing systems that gather and communicate information about an adversary for real-time use on the battlefield. Among other initiatives, the U.S. Army’s effort to transition to a future combat system that relies heavily on information is expected to lead to increased funding for C4ISR systems.

Ongoing Modernization of Federal Information Technology Systems. The federal government has invested heavily in large, proprietary information systems and special purpose communications networks, which were often developed using standards unique to the government. These systems have been expensive, difficult and costly to maintain because they are often incompatible with new technology. Political pressures and budget constraints often demand that these systems perform with greater efficiency, which require ongoing improvements and occasional wholesale replacement. The need to improve the government’s outdated technology infrastructure systems is increasing demand for information technology services.

Increasing Government Reliance on Outsourcing. Declining in-house technology expertise is making it increasingly difficult for many government agencies to efficiently manage the design, development, implementation, use and support of information and network technology, and agencies are increasingly relying on service providers to develop the complex solutions they require. According to a July 2001 report from the General Accounting Office, the federal government purchased $13.4 billion of information technology services from outside contractors in fiscal year 2000, up from $3.7 billion in fiscal year 1990, representing a CAGR of 13.7%. Several trends are expected to accelerate the government’s reliance on service providers to fulfill a larger scope of its responsibilities. These trends include:

•
Aging of federal workforce. In April 2001, the General Accounting Office estimated that approximately 31% of employees working in 24 federal agencies, representing 98% of executive branch agencies (excluding the Postal Service, the Federal Reserve, the Tennessee Valley Authority and intelligence agencies), in 1998 will be eligible to retire by 2006 and that approximately half of those eligible employees will actually retire by the end of 2006. In a later report, the General Accounting Office concluded that the federal government’s pervasive human capital challenges in the information technology sector are eroding or threatening the ability of many agencies to carry out their missions economically, efficiently and effectively.

•
Increased governmental emphasis on competitive sourcing. In its efforts to improve the management and performance of government, the current administration has made competitive sourcing a major initiative of its management agenda. Nearly half of all federal employees perform tasks that are readily available in the commercial marketplace. According to the current administration, public-private competition for the performance of these tasks will create significant improvements in performance and cost savings exceeding 20%. The current administration has committed to simplifying and improving the procedures for evaluating public and private sources, and is simultaneously working with the private sector and federal employee unions to find long-term solutions to reform the current process governing these competitions. We believe these actions are expected to lead to increased outsourcing of commercial activities currently conducted by the federal government.

Our Capabilities

We believe we are well positioned to meet the evolving requirements of the information technology services marketplace because we possess several important business strengths, including the following:

Comprehensive Technical Skills

We possess comprehensive technical skills that allow us to deliver a wide array of information technology services to our clients. Our technical skills include systems engineering and integration, database design and development, network engineering, hardware and software prototyping, and modeling and simulation. To support the delivery of these services, we rely on over 1,200 information technology specialists, 765 engineering and logistics specialists, 523 network specialists, 410 functional scientific analysts and 82 signals analysts. In addition, our 310 program and project managers bring technical and management experience across our service offerings.

Extensive Client Experience and Commitment to Client Satisfaction

Since our founding 40 years ago, we have stressed the importance of client satisfaction, which is a fundamental building block of our culture. As a result, we have been able to maintain long-term relationships with our largest clients and develop an in-depth understanding of their critical missions, business methods and information technology systems. Our relationships with the U.S. Army Communications and Electronics Command, the U.S. Navy Military Sealift Command, the U.S. Army Chief of Staff, the Department of Justice, and the U.S. Naval Supply Systems Command have endured over 12 years. We believe our experience throughout our history positions us to compete successfully for new business and contract rewards. For example, from fiscal 1997 to December 31, 2001, we won approximately 94% (based on dollar value) of all competitively awarded renewals of contracts for which we were the incumbent supplier.

Highly Qualified Personnel and Management Team

We continue to emphasize the importance of attracting and retaining the most highly qualified and skilled personnel in our industry. As of January 23, 2002, approximately 78% of our U.S. employees held government security clearances. Among our employees with security clearances, 1,648 held Secret clearances and 1,100 held Top Secret clearances. Of these employees, 325 also held Sensitive Compartmented Information clearances. These clearances are difficult to obtain and provide a competitive advantage when we pursue new business with the federal government in high growth areas that require high levels of security and confidentiality. In addition to our talented employee base, our executive management team has extensive experience supporting government and commercial clients and operating successful businesses. With an average of 27 years of industry-related experience, including as military officers and agency executives, our senior management team’s knowledge, experience, reputations and contacts are invaluable to the success and growth of our company. In addition, our senior management team has an average tenure of 11 years with our company, providing strong continuity of management.

Our Services and Solutions

We provide the following information technology services and solutions:

•	managed network services and information assurance;

•	systems integration;

•	engineering services; and

•	knowledge management.

Managed Network Services and Information Assurance

We deliver global network services focused on the entire life cycle of special purpose networks that enable the secure transmission of classified and unclassified data. We design systems that support growth and change through the application of flexible, scalable network environments. We apply a range of analysis, modeling and simulation tools to assess current networks and evaluate the performance of desired enhancements and upgrades to determine the most appropriate solution before implementation. Our projects include dedicated or shared networks, virtual private networks, intranets, and the Internet, for which projects we currently support approximately 3,600 customer-owned nodes (a suite of hardware and software supporting a network connection) globally. We develop systems architecture and engineering designs and provide detailed network architectures, systems specifications and implementation guidelines through all phases of the network life cycle. We furnish complete procurement support for acquiring necessary materials, software, hardware and circuits for global networks. We also provide complete network implementation services around the world, including integration, installation, testing and training. Finally, we provide 24x7 network management services both at client sites and through our Network Operations Center, or NOC, in Chantilly, Virginia. The NOC provides advanced network control, systems management and helpdesk operations to monitor and manage network assets globally.

In connection with our managed network services, we offer information assurance solutions for both wired and wireless systems to ensure that systems and information transmissions are secure and maintain their integrity. We conduct enterprise security assessments and audits to determine compliance with security guidelines and potential intrusion risks and vulnerability. We develop information security and business continuity plans, policies and procedures, including disaster recovery plans. We also provide training, certification and regulatory compliance services. In addition, we provide implementation and management strategy to meet intrusion detection and response requirements, and we provide advanced firewall and cryptographic support. We also establish and maintain incident response teams to provide quick reaction capability in the event of unauthorized intrusion.

Some of our significant programs in managed network services include:

•
Federal Aviation Administration Agency Data Telecommunications Network (ADTN). We are the prime contractor for the ADTN, which carries all of the FAA’s administrative infrastructure data and video traffic, including financial and personnel data and email. The FAA outsources the ADTN to us and we furnish all of the hardware and software infrastructure, information assurance and network operation monitoring, management and helpdesk support for approximately 100,000 employees of the FAA and Coast Guard worldwide.

•
U.S. Customs Service. We provide comprehensive information assurance architecture support to the U.S. Customs Service. Our work includes developing policies, procedures and systems architectures and providing certification and accreditation services. In addition, we provide intrusion monitoring and incident response support, education and training, and program management for the information assurance efforts of the Customs Service.

•
U.S. Navy Computer Incident Response Team. We established, staffed and continue to support the U.S. Navy Computer Incident Response Team, or NAVCIRT, located at the Navy Fleet Information Warfare Center in Norfolk, Virginia. NAVCIRT monitors Navy networks on land and at sea for unauthorized intrusions and provides immediate support and analytical assistance on a 24x7 basis. NAVCIRT is capable of handling a wide range of activities, including intrusion detection, incident recovery and investigations, virus control, fault analysis and the issuance of security advisories to Navy computer users.

•
U.S. Air Force Global Seismic Telemetry Network (GSTN). We support the GSTN, serving both the U.S. Air Force and Sandia National Laboratory. GSTN monitors all global earth disturbances for compliance with nuclear test ban treaty requirements and is a significant resource for pinpointing earthquakes and possible tests of nuclear weapons. In support of the GSTN, we provide global command and control support, network engineering and 24x7 network management and helpdesk support to 24 locations located across every continent in the world.

Systems Integration

We deliver systems integration services, including reengineering and modernizing existing systems and developing new systems to meet the demands of our clients for operational efficiency and cost effectiveness. We combine new technologies with existing systems, integrate hardware and software from multiple sources and integrate previously separate systems into single systems. In supporting clients, we apply our simulation and modeling expertise and a variety of proprietary and licensed tools to allow clients to visualize choices in processes and systems before committing to a particular course of action. We enhance system productivity using our proprietary RENovate reengineering methodology, which extracts core business logic from existing systems and preserves it for migration to more modern environments. We also plan, design, implement and manage systems intended to address specific technical or business needs. Many of our systems integration efforts include “web enabling” existing systems and business processes.

Some of our significant programs in systems integration include:

•
U.S. Army Materiel Command. We automated financial management functions for the U.S. Army Materiel Command, or AMC, with our proprietary RM-Online integrated financial management system. RM-Online is a secure, web-enabled system used to track and manage AMC’s multi-billion budget. RM-Online tracks financial information and produces financial reports, automatically using historical data to predict future financial outcomes. It contains secure links for information exchange. The Army Test and Evaluations Command and a national intelligence agency have selected RM-Online as their financial management system because of its functionality, effectiveness and ease of use. We are currently in the process of implementing these systems for these clients.

•
Department of Defense Joint Warfare System (JWARS). We are one of two prime contractors working on this complex, object-oriented theater-level warfare analysis and simulation tool. JWARS is employed by all of the armed services, the Joint Staff and the Office of the Secretary of Defense for Commander in Chief course of action analysis and planning and force assessment. JWARS also is used to simulate a variety of counter-terrorism and operations other than war scenarios. JWARS provides users with the capability to rapidly define objectives, evaluate threats, address force structure requirements, evaluate logistical impacts and conduct feasibility assessments of various courses of action.

•
Defense Advanced Research Projects Agency (DARPA). We were recently awarded a contract to provide program management and technical expertise to DARPA’s Information Technology Office aimed at freeing DARPA’s scientists and technical personnel to focus on their primary mission of researching and developing new technology. We expect that our team will provide assistance in managing individual program budgets and complete technology assessments of new products and technologies of interest to DARPA. We will assist DARPA in managing conferences and industry briefings worldwide.

•
Republic of Ireland Census. We are providing a comprehensive solution for the current Irish Republic census, including designing and printing census forms; scanning and reading collected data; and providing computer systems and software that will process responses. The system uses technologies in the areas of intelligent and optical character recognition and data processing to bring significant efficiency to the census process.

Engineering Services

Our engineering services include designing, developing and integrating new systems, reverse engineering older systems and performance testing of systems. We provide C4ISR services in support of combat forces, as well as weapons, electronic signals and sensor systems engineering. We offer a range of logistics and supply chain management functions to a number of clients, including the U.S. Navy fleet operations. We support programs to extend the service lives of aging aircraft. We furnish the U.S. intelligence community with prototype development, software design and systems integration services. In connection with our engineering services, we make available a broad array of modeling and simulation tools and services.

Some of our significant programs in engineering services include:

•
U.S. Army Communications and Electronics Command. We deliver a wide range of scientific and engineering support to the Intelligence and Information Warfare Directorates, including materials acquisition, systems design and logistics engineering. We provide rapid hardware and software prototyping, software development and systems engineering and integration of electronic warfare and sensor systems that collect and analyze intelligence data. We develop prototypes of systems and solutions critical to the Army’s continued evolution toward more agile, versatile and rapidly deployable forces. This includes systems for improved intelligence collection through networked sensors, electronic combat capabilities to counter both conventional and new cyber weapons, and enhanced information warfare systems.

•
U.S. Navy Office of Naval Research. We deliver the engineering services for the remote asset identification system developed under the Congressionally-mandated Geotrack Program. Geotrack provides, in a secure environment, the capability to furnish precise position locations and asset condition information. We are integrating sensors with the Geotrack system to conduct remote monitoring, including location and condition of stored military ordnance and halon and freon canisters. The resulting system will reduce the cost, and, more importantly, the human and environmental risk of managing these dangerous items.

•
U.S. Navy Naval Research Laboratory. We are supporting the Tactical Electronic Warfare Division’s Central Target Simulator. In so doing, we define, simulate and evaluate known threat systems and systems under development and support technology intended to counter these threats. We utilize our experience and expertise in information technology, electronic warfare and simulation modeling to help the Navy enhance its ability to protect the U.S. Fleet.

•
U.S. Air Force. Under a number of contracts with the Air Force, we deliver engineering services to support extending the useful lives of aging aircraft, including the B-2, C-141, C-130, C-5, KC-135 and E-3 aircraft. Where spare and replacement parts are no longer available from the original suppliers, we reverse engineer those parts and produce a technical data package that the Air Force can use to acquire new inventory.

Knowledge Management

We deliver knowledge management solutions that enable clients to digitize, organize and access large volumes of information efficiently and cost effectively. We design, furnish and operate web-based and client/server enterprise-wide systems that incorporate advanced technologies in the areas of database management, imaging, document management, workflow, work process management and groupware. Our knowledge management systems provide readily accessible databases and data warehouses with advanced data retrieval capability to improve productivity and user support for clients with multiple user locations. Our knowledge management systems manage data and document capture, conversion of data to digital format, Internet and intranet document publishing, correspondence tracking, Freedom of Information Act and declassification process management, electronic information distribution, action tracking and work process automation for our clients.

We help clients define their needs through requirements analysis, simulation and modeling, and strategic planning. We assist clients in the development of knowledge management policies and procedures and in selecting and developing pilot systems. We utilize business process re-engineering, resource planning and systems engineering to develop specific systems.

Some of our significant programs in knowledge management include:

•
Department of Justice (litigation). We provide sophisticated litigation support systems that have enabled the Department of Justice to effectively manage databases of over 75 million pages of documents. Our systems enable Department of Justice personnel to retrieve information across a number of different locations for use in case preparation and real-time graphic display in court for over 200 cases, including the Winstar cases (stemming from the savings and loan crisis) and the Navy’s A-12 aircraft litigation (related to the termination of the multi-billion dollar development contract for the Navy’s A-12 aircraft). The support, provided in part through our proprietary ADIIS automated document imaging and indexing system, helped the Navy and Department of Justice win a decision in the A-12 case that involves allegations of damages in excess of $2 billion.

•
Department of Justice (debt collection). We developed an automated debt management system called the Collection Litigation Automated Support System, or CLASS, to assist the Department of Justice’s efforts in collecting amounts owed by delinquent student loans holders and Superfund-related polluters. CLASS tracks and calculates the amount and distribution of debts referred to Department of Justice as the “collector of last resort.” The system also tracks the collection litigation process by generating legal documents containing information for courts and attorneys. CLASS is installed nationwide at U.S. Attorney’s offices, as well as offices of private counsel and the Department of Justice.

•
U.S. Navy Naval Supply Systems Command. We reengineered the system for updating official policy directives when we developed the Quality Automated Document System, or QUADS. QUADS integrates off-the-shelf software products, hardware and custom interfaces and utilizes the Internet for the connectivity needed to support document distribution and management across virtually every Navy base, naval center (such as the Naval Surface Warfare Center) and port facility around the world.

Vision and Solution Center

We created our Vision and Solution Center to support the development of technical solutions across our service offerings and enhance our ability to adapt emerging technology. The Center is an advanced technical facility that enables our existing and potential clients to define, model, simulate and visualize complex changes and enhancements to their technical environments. Our on-site engineers in our Vision and Solution Center use our proprietary RENovate reengineering methodology and simulation tools to assess and model clients’ current technical environments. Once a client’s environment has been modeled, we can make changes and additions to the client’s simulated network environment. At the Vision and Solution Center, clients are invited to personally interact with their simulated technical environments and visualize the alternative enhancements or changes they are evaluating.

Our Vision and Solution Center is a very effective resource for our clients as they examine complex changes or enhancements to their technical environments such as installing new software applications, implementing enhanced network monitoring and security tools, or designing network configuration changes. By simulating a change or enhancement to a client’s technical environment prior to a full-scale implementation, our clients are better able to assess the advantages of alternative solutions for their technical needs and thereby reduce the risks and expenses associated with deploying an inadequate solution.

Our Growth Strategy

Our goal is to continue our history as a leading provider of information technology services and solutions to the federal government and other clients. Our strategy to reach that goal includes the following:

•
Sustain and expand our core business. Through a focused effort to provide outstanding client service, we seek to expand our core business by winning all recompeted contracts and cross-selling to existing clients. We believe our deep understanding of our client’s objectives, business processes and technical requirements will help us achieve this goal. We have demonstrated the value of this understanding by winning approximately 94% (based on dollar value) of all competitively awarded renewals of contracts for which we were the incumbent supplier, during the period from fiscal 1997 through December 31, 2001. Our sensitivity to client needs also enables us to cross-sell our other capabilities, bringing new technology and solutions to existing clients, thereby expanding our overall business relationship.

•
Target opportunities and win new business in high-growth areas. We seek to identify the most attractive opportunities in high-growth areas such as managed network services, information assurance and national intelligence and match our skills with client needs. Our centrally-managed business development program focuses on identifying and qualifying new opportunities that represent significant revenue or profit potential or possess strategic significance. After identifying these opportunities, our business development team competes for new business by highlighting our record of past performance and our technology solutions and capabilities that are tailored to the client’s needs.

•
Continue to pursue strategic acquisitions. We intend to continue to pursue strategic acquisitions to expand our service offerings, increase our base of federal government clients and deepen our relationships with existing clients. Since 1992, we have successfully acquired and integrated 18 businesses which have brought us into new growth areas such as managed network services and the intelligence community. We often have several potential acquisition candidates under review, and we intend to continue to pursue candidates that broaden and complement our existing skills and expand our client base.

Business Development

Our business development group’s objectives are to identify, qualify and win competitive new business opportunities that either represent significant revenue potential or possess strategic significance. Our centrally-managed business development group is staffed with personnel who have established relationships in the client markets that we have targeted as having growth potential.

From fiscal 1997 through December 31, 2001, we had a competitive contract win rate for new business, measured in terms of the ratio of dollars won to dollars bid, of 53%. From fiscal 1997 through December 31, 2001, we won approximately 94% (based on dollar value) of all competitively awarded renewals of contracts for which we were the incumbent supplier. We periodically assess the size of the new business pipeline required to support our growth objectives and adjust the pipeline based on historical data on bid and win rates. Our business development group, working with executive management and senior technologists, is responsible for filling the pipeline with opportunities that we believe we can win. We use a rigorous internal review process, led by senior executives, to select the opportunities that offer the highest probability of success.

We also have a centrally-managed federal sales team whose mission is to generate task orders on existing government contracts. The team focuses on selling new services to current clients, expanding our market share within current client organizations and capturing business with new clients.

Acquisitions

We employ a highly disciplined process to evaluate the strategic, financial, operational and legal aspects of acquisitions. Since 1992, we have completed 18 strategic acquisitions. Each of our acquired businesses has been integrated into our organization in order to enhance our experience and technical capabilities and expand our client base. The following table provides information regarding some of our significant acquisitions.

Calendar Year	Acquired business	Business description
2001	Digital Systems International Corporation	Network systems design and integration, financial management and HR systems, and reengineering and systems migration for the Department of Defense and federal civilian agencies

2000	Federal services business of N.E.T. Federal, Inc.	Network systems design and integration for the Department of Defense, federal civilian agencies and intelligence clients

2000	Century Technologies, Incorporated (CENTECH)	Network systems design and integration and software development and integration for the Department of Defense and federal civilian agency clients

2000	XEN Corporation	Software development and integration and engineering services for intelligence clients

1998	QuesTech, Inc.	Rapid hardware and software prototyping, intelligence analysis and information assurance for the Department of Defense and intelligence clients

1997	Government Systems, Inc.	Network systems design and integration and information assurance for the Department of Defense and federal civilian agencies

1997	Systems Engineering Division of Statistica, Inc.	Simulation and modeling for the Department of Defense

1996	Sunset Resources, Inc.	Rapid hardware and software prototyping and supply chain management for Department of Defense clients

1996	IMS Technologies, Inc.	Litigation support systems and services and data warehousing for the Department of Defense and federal civilian agencies

1995	Automated Sciences Group, Inc.	Engineering services, software development and integration for the Department of Defense and federal civilian agencies

1993	Federal government business divisions of SofTech, Inc.	Software development and integration, simulation and modeling and reengineering and systems migration for Department of Defense clients

1992	American Legal Systems Corporation	Litigation support systems and services for commercial clients

Our acquisitions in the network systems area illustrate our use of strategic acquisitions to enter new markets and expand our reach within existing markets. We first entered the managed network services business with our 1997 acquisition of Government Systems, Inc., a provider of network systems design and integration and information assurance to clients including the Department of Defense and federal civilian agencies. After integrating this acquisition into our operations, we built upon this platform by purchasing Century Technologies, Incorporated (CENTECH) in March 2000. The CENTECH acquisition added full-service technology solutions for network systems and electronic benefits transfer systems. In December 2000, we acquired the federal services business of N.E.T. Federal, Inc., a subsidiary of net.com, and in November 2001 we acquired Digital Systems International Corporation, both of which further expanded our client base and our network services capabilities.

We are continuously evaluating acquisition opportunities, and, at any given time, may be in various stages of due diligence or preliminary discussions with respect to a number of potential transactions. From time to time, we may enter into non-binding letters of intent, but we are not currently subject to any definitive agreement with respect to any transaction material to our operations or otherwise so far advanced in any discussions as to make a transaction material to our operations reasonably certain.

Clients

We provide information technology services to U.S. national defense, intelligence and civilian agencies, foreign governments, state and local governments, and commercial enterprises. In the six months ended December 31, 2001, we derived approximately 89.4% of our revenue from federal government clients, 2.4% from state and local government clients and 8.2% from our commercial clients, which are primarily based in the U.K.

Our biggest client is the Department of Defense, from whom we derived approximately 63.5% of our revenue in the six months ended December 31, 2001. We derived approximately 11.6% of our revenue in the six months ended December 31, 2001 from the Department of Justice. These Departments comprise a substantial number of separate agencies, offices or departments, each of which typically exercises independent decision-making and contracting authority. We believe our contract base among those client organizations is well diversified. In fiscal 2001, our domestic operations provided services for more than 2,300 task orders issued for approximately 396 separate contracts, and we estimate that no single contract or task order accounted for more than 9.5% of our revenue during the six months ended December 31, 2001.

The following departments and agencies represented a cross section of our client base during fiscal 2001 and the six months ended December 31, 2001:

Department of Defense and intelligence agencies

Office of the Secretary of Defense	Defense Advanced Research Projects Agency
U.S. Air Force	Defense Information Systems Agency
U.S. Army	Defense Logistics Agency
U.S. Navy	Multiple intelligence and classified agencies
U.S. Marine Corps	National Guard Bureau

Federal civilian departments and agencies

Department of Commerce	Department of the Treasury
Department of Education	Environmental Protection Agency
Department of Justice	Federal Aviation Administration
Department of State	U.S. Coast Guard

Backlog

We define backlog, which is comprised of funded and unfunded backlog, as our estimate of the remaining future revenue from existing signed contracts, assuming the exercise of all options relating to those contracts. This estimate includes revenue for solutions that we believe will be provided in the future under the terms of executed, multiple-award contracts in which we are not the sole provider, meaning that the client could turn to our competitors to fulfill the contract. It also includes an estimate of revenue from ID/IQ contracts. Our backlog does not include any future revenue from our international operations.

We define funded backlog as the portion of backlog for which funding currently is appropriated and obligated to us under the contract by the purchasing agency or otherwise authorized for payment to us by the client upon completion of a specified portion of work, less revenue previously recognized. Our funded backlog does not include the full potential value of our contracts, because Congress often appropriates funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance over a number of years.

We define unfunded backlog as the net of the total estimated potential value of our contracts, less funding to date. Our assessment of a contract’s potential value is based upon factors such as historical trends, competition and budget availability. We review unfunded backlog on a quarterly basis to determine if any adjustments are necessary.

Our estimated backlog as of December 31, 2001 was $1.447 billion, of which $307.8 million was funded for orders we believed to be firm. Our total backlog as of December 31, 2000 was $1.275 billion, of which $339.1 million were funded orders. The primary source of our backlog is contracts with the U.S. government.

Patents, Trademarks, Trade Secrets and Licenses

We hold one patent in the United States and one patent in Canada. While we believe our patents are valid, we do not believe that our business depends on patent protection in any material way.

We claim copyright, trademark and proprietary rights in each of our proprietary computer software and data products and their related documentation. We hold registered trademarks and service marks in the United States and in other countries, primarily the United Kingdom. All of our registered trademarks and service marks may be renewed indefinitely. In addition, we assert copyright in essentially all of our electronic and hard-copy publications, our proprietary software and data products and in software we produce at the expense of the U.S. government. Copyrights can be maintained in the U.S. for up to 75 years. Because most of our business involves providing services to government entities, our operations generally are not substantially dependent upon obtaining and/or maintaining copyright or trademark rights, although our international operations make use of these protections and benefit from them as discriminators in competition. We also have agreements that give us the right to distribute computer software, data and other products owned by others, and to receive income from those products. As a systems integrator, it is important that we maintain access to software, data and products supplied by these third parties, and we generally have experienced little difficulty in doing so. The durations of these agreements vary according to the terms of the agreements themselves.

We have a number of trade secrets that contribute to our success and competitive distinction, and we endeavor to protect the secrecy of this proprietary information. While we believe that retaining continuing protection of our trade secrets and confidential information is important, we are not materially dependent on any specific trade secret or group of trade secrets.

Competition

We participate in a highly competitive and fragmented market. Our competitors vary by line of business, and range from small businesses to multi-billion dollar corporations. Our primary competitors include Accenture, Affiliated Computer Services, Booz-Allen & Hamilton, Inc., Computer Sciences Corporation, Electronic Data Systems, Lockheed Martin, Northrop Grumman, Raytheon, Science Applications International Corporation and Titan Corporation. We compete in this market by demonstrating distinction in past performance, offering high-value solutions, highly-qualified industry experts and experience-based understanding of the client’s mission.

Employees

As of January 23, 2002, we had approximately 5,500 active employees. Our U.S.-based companies employed approximately 5,300 people, including approximately 4,100 employees, or 78%, with government security clearances and another 288 who have processed documentation to obtain a clearance. Among our employees with security clearances, 1,648 held Secret clearances and 1,100 held Top Secret security clearances. Of these employees, 325 also held Sensitive Compartmented Information clearances. Our U.K.-based subsidiary employs approximately 276 employees. We have no unionized employees and do not have any collective bargaining agreements. We believe we have been successful in retaining our employees by offering competitive salary structures, attractive incentive compensation and benefits programs, career growth opportunities and technical and leadership training, flexible schedules and the opportunity to participate in projects of high national priority, often in classified environments. We consider our relations with employees to be good.

Facilities

We have maintained our corporate headquarters in Arlington, Virginia since 1972. We have a five-year lease for 90,000 square feet at 1100 North Glebe Road. Our other major offices are located in Chantilly, Virginia in two adjacent buildings totaling 213,000 square feet, with leases expiring in 2009. In addition, we lease a total of 1.2 million square feet in 95 offices throughout the U.S. No lease extends beyond November 2009. We do not own any real property. Of the leased amount, 378,000 square feet, or 33%, is paid for directly by our clients. We also maintain 14 SCIFs, or Sensitive Compartmented Information Facilities, comprising approximately 20,000 square feet in the U.S. These are reinforced rooms of varying size, protected electronically, and restricted to special classified “need to know” program access. A total of 30 facilities or offices are cleared for top secret handling and storage; 11 others are cleared for secret handling and storage.

Our United Kingdom headquarters consist of 21,000 square feet, with a lease expiring in 2013, in London, England. We lease other offices in Birmingham and Cheshire, England, and Edinburgh, Scotland. Together with the London office, these leases comprise a total of 25,300 square feet.

Legal Proceedings

On September 27, 2000, we filed an appeal with the Armed Services Board of Contract Appeals challenging the denial of our claim for breach of contract damages from the United States Defense Information Systems Agency. Our appeal seeks damages arising from the Defense Information Systems Agency’s breach of an agreement with us pursuant to which the Department of Defense was required to conduct all electronic data interchanges (which can be broadly understood to mean e-commerce) during the period from September 2, 1994 through April 22, 1998 exclusively through certified value-added networks, such as the network maintained by our wholly-owned subsidiary, CACI, INC.-FEDERAL. In its decision of March 22, 2001 in the companion case of GAP Instrument Corporation, ASBCA No. 51658 (2001), the Armed Services Board of Contract Appeals held that the Government’s failure to conduct all electronic data interchanges exclusively through certified value-added networks constituted a breach of contract. We are working with the Defense Information Systems Agency to develop issues related to damages for negotiation.

MANAGEMENT

The following table provides information about our executive officers and directors as of February 6, 2002.

Name	Age	Position

J.P. London (3)	64	Chairman, President and Chief Executive Officer

L. Kenneth Johnson	55	President, U.S. Operations, CACI, INC.-FEDERAL

Stephen L. Waechter	51	Executive Vice President, Chief Financial Officer, Treasurer and Director of Business Services

Gregory R. Bradford	53	Chief Executive, CACI Limited, and President, Information Solutions

Jeffrey P. Elefante	55	Executive Vice President, General Counsel, Secretary, and Director of Contract and Administrative Services

Peter A. Derow (1)	61	Director

Richard L. Leatherwood (1) (2)	62	Director

Warren R. Phillips (1) (3)	61	Director

Charles P. Revoile (2) (3)	68	Director

Glenn Ricart (1)	52	Director

Vincent L. Salvatori (2)	69	Director

William B. Snyder (1) (2) (3)	72	Director

Richard P. Sullivan (2) (3)	68	Director

John M. Toups (2) (3)	76	Director

(1) Member of the audit committee

(2) Member of the compensation committee

(3) Member of the executive committee

Dr. J. P. London was named our Chairman of the Board in April 1990. He was elected our President and Chief Executive Officer in 1984 and has been one of our directors since 1981. From 1982 to 1984, Dr. London was President of our largest operating division. From 1979 to 1982, Dr. London was one of our Executive Vice Presidents. From 1977 to 1979, Dr. London served as one of our Senior Vice Presidents; from 1975 to 1977, he was one of our Vice Presidents. Dr. London is currently a director and member of the Executive Committee of the Armed Forces Communications and Electronics Association and was formerly a member of the Senior Advisory Board of the Northern Virginia Technology Council, the Board of Advisors of the George Washington University School of Business and Public Management and the Board of Advisors of Marymount University. Dr. London holds a B.S. in Engineering from the United States Naval Academy, an M.S. in Operations Research from the United States Naval Postgraduate School and a Doctorate in Business Administration, with distinction, from the George Washington University School of Business and Public Management. Early in his career, in the 1960s, Dr. London served as a Naval Aviator; he now holds the rank of Captain, U.S. Navy Reserve (Retired).

L. Kenneth Johnson was named President, U.S. Operations of CACI, INC.-FEDERAL upon the merger of CACI, Inc. with CACI, INC.-FEDERAL in April 2001. From August 1999 to April 2001, Mr. Johnson was President of CACI, Inc. From February 1998 to August 1999, Mr. Johnson was employed by Federal Sources, Inc., a Washington, D.C.-based consulting firm specializing in analysis and assessment of the federal information technology industry. From October 1990 to February 1998, he was employed by Tracor Enterprise Solutions (formerly Cordant, Inc.), a complex systems integrator, holding senior vice president positions for new business development and federal programs before becoming President and Chief Executive Officer. Previously, he was the Senior Vice President of Program Development at PRC, Inc., an information technology services provider. A graduate of the U.S. Military Academy at West Point, Mr. Johnson served with the U.S. Army Infantry in Vietnam as a military advisor.

Stephen L. Waechter was named Executive Vice President, Chief Financial Officer, Treasurer and Director of Business Services in April 1999. From 1997 to 1999, Mr. Waechter was Executive Vice President, Chief Financial Officer and Treasurer of GTSI Corp., a provider of integrated information technology solutions. From 1996 to 1997, Mr. Waechter was Senior Vice President, Chief Financial Officer and Treasurer of The Vincam Group, Inc., a professional employers organization. From 1993 to 1996, Mr. Waechter was Senior Vice President, Chief Financial Officer and Treasurer of Applied Bioscience International, Inc., a contract research organization. From 1974 to 1993, Mr. Waechter held a number of senior management positions at General Electric Company, most recently as Vice President, Finance, with General Electric Information Services.

Gregory R. Bradford was named Chief Executive of CACI Limited in 2000. From 1985 to 2000, he was Managing Director of CACI Limited. Since 1994, he has been President of our Information Solutions Group. Mr. Bradford was one of our Executive Vice Presidents from 1987 to 1993, one of our Senior Vice Presidents from 1986 to 1987 and one of our Vice Presidents from 1983 to 1986. He was our European Legal Counsel from 1983 to 1985 and one of our Directors of Contracts from 1979 to 1983.

Jeffrey P. Elefante was named our Director of Contract and Administrative Services in 1998, Executive Vice President in 1996, and our General Counsel and Secretary in 1992. From 1992 to 1996, Mr. Elefante was one of our Senior Vice Presidents. Mr. Elefante joined us in 1983 as Director of Litigation, and between 1985 and 1987 he was the manager of our market information products group. From 1987 through 1991, Mr. Elefante was Assistant General Counsel. Before joining us, Mr. Elefante was a partner of the law firm of Keck, Mahin and Cate.

Peter A. Derow has been a director since August 2000. From 1988 to 1997, Mr. Derow was President and Chief Executive Officer of Institutional Investor, Inc., a publisher of information serving the financial services industry. Mr. Derow is also director and Non-Executive Vice Chairman of Dice, Inc., a career site serving the information technology industry, 101 Communications, LLC, a publisher serving the information technology industry, Globalspec Inc., a site serving engineers, and MediaMap, Inc., a site serving journalists and the public relations industry.

Richard L. Leatherwood has been a director since 1996. From 1986 to 1991, Mr. Leatherwood was President and Chief Executive Officer of CSX Equipment Group. In 1985, Mr. Leatherwood was Vice Chairman of Chessie System Railroads and Seaboard. From 1983 to 1985, Mr. Leatherwood was President and Chief Executive Officer of Texas Gas Resources Group. Mr. Leatherwood is currently a director of Dominion Resources, Inc., an integrated gas and electric company. Mr. Leatherwood was formerly a director of Dominion Energy, Inc.

Dr. Warren R. Phillips has been a director since 1974. From 1999 through 2001, Dr. Phillips was Chairman of the Board of USA Welcome.com, a web-based information source for international visitors. Since 1996, Dr. Phillips has been Chief Executive Officer of International Initiative, Inc., a personal consulting initiative. Since 1993, Dr. Phillips has been Executive Vice Chairman, Chief Executive Officer and Secretary/Treasurer of Maryland Moscow, Inc. (formerly, Soviet American Venture Initiatives (US-USSR)), a 501(c)(3) educational and training venture. Since 1974, Dr. Phillips has been Professor of Government and Politics at the University of Maryland. Dr. Phillips is also a director of AMBO, LLC, an Albanian, Macedonian and Bulgarian Oil Company, LLC.

Charles P. Revoile was elected a director in 1993 following the conclusion of his seven-year tenure as our Senior Vice President, General Counsel and Secretary in 1992. From 1971 to 1985, Mr. Revoile was Vice President and General Counsel of Stanwick Corporation. Currently, Mr. Revoile is a legal and business consultant and an independent investor.

Dr. Glenn Ricart has been a director since 1998. Since 1999, Dr. Ricart has been Executive Vice President and Chief Technology Officer of CenterBeam, Inc., a managed service provider of end-user computing. From 1995 to 1999, Dr. Ricart was Senior Vice President and Chief Technology Officer of Novell, Inc, a network software and directory software company. Dr. Ricart was formerly a director of SCO, Inc., a vendor of Unix operating systems, EDUCOM, a consortium of educational institutions organized to advance the use of technology in higher education, BITNET, a network of higher educational and research institutions, and the National Association of State Universities and Land Grant Colleges. Dr. Ricart is currently a director of First USA Financial Services, Inc., a provider of credit card processing and related financial services.

Vincent L. Salvatori has been a director since 1998. Mr. Salvatori is currently a director of GMSI, Inc. From 1992 to 1999, Mr. Salvatori was Chairman of the Board of Dynamic Engineering, Inc., and from 1992 to 1998, Mr. Salvatori was CEO and Chairman of the Board of QuesTech, Inc. From 1968 to 1984, Mr. Salvatori was Vice President of Quest Research, a company that he founded in 1968. Mr. Salvatori was formerly a director of the Washington Chapter of the Association for Corporate Growth.

William B. Snyder has been a director since 1996. Since 1993, Mr. Snyder has been General Partner of Merastar Partners Limited Partnership. From 1985 to 1993, Mr. Snyder was Chairman and Chief Executive Officer of GEICO Corporation. Mr. Snyder is a director of Doctors’ Preferred, Inc (formerly Phillips Publishers, Inc).

Richard P. Sullivan has been a director since 1996. Since 1997, Mr. Sullivan has been President and Chief Executive Officer of Cargill Detroit Corporation, a machine builder. From 1992 to 1997, Mr. Sullivan was Chairman and Chief Executive Officer of The J.L. Wickham Co., Inc., a machine builder. Mr. Sullivan was formerly a director of Equitable Bancorporation, a bank holding company, Monumental Corporation, an insurance company, Noxell Corporation, a cosmetic manufacturer and PRC, Inc., an information technology company, PharmaKinetics Labs, Inc., a drug testing company, and the National Association of Manufacturers, a trade association.

John M. Toups has been a director since 1993. Mr. Toups is a director of Halifax Corporation, a technical services company, NVR, Inc., a home builder, and GTSI Corp., a provider of integrated information technology solutions. Mr. Toups is also a trustee of INOVA Health System, a not-for profit hospital system, and a director of the Professional Services Council. Mr. Toups was formerly a director of PRC, Inc., an information technology services company, Emhart Corporation, an industrial products company, Washington Bancorp, a bank holding company, Washington Gas Light Company, a public utility serving natural gas, and Guest Services, a food services company.

PRINCIPAL STOCKHOLDERS

The following table provides information with respect to the beneficial ownership of our common stock as of January 31, 2002, and as adjusted to give effect to the sale by us of the shares of our common stock offered under this prospectus, by:

•	each person or entity known to us to own beneficially five percent or more of our common stock;

•	each of our directors;

•	our chief executive officer and our four other executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. The persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the information contained in the footnotes to this table. Shares of common stock subject to options currently exercisable or exercisable within 60 days following the date of this table are deemed outstanding for computing the share ownership and percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person. The number of shares of common stock outstanding as of the date of this table, January 31, 2002, was 23,496,194. All shares included below under “Right to Acquire” represent shares subject to outstanding stock options currently exercisable or exercisable within 60 days following the date of this table.

	Shares beneficially owned			Percent beneficially owned
	Outstanding	Right to acquire	Total	Before the offering	After the offering
J. P. London	530,000	170,000	700,000	3.0%	2.5%
L. Kenneth Johnson	9,843	—	9,843	*	*
Stephen L. Waechter	7,000	40,000	47,000	*	*
Gregory R. Bradford	30,000	—	30,000	*	*
Jeffrey P. Elefante	—	—	—	—	—
Peter A. Derow	10,000	5,000	15,000	*	*
Richard L. Leatherwood (1)	17,000	5,000	22,000	*	*
Warren R. Phillips	212	1,000	1,212	*	*
Charles P. Revoile	32,174	5,000	37,174	*	*
Glenn Ricart	2,000	5,000	7,000	*	*
Vincent L. Salvatori	1,000	5,000	6,000	*	*
William B. Snyder	10,000	5,000	15,000	*	*
Richard P. Sullivan	3,000	5,000	8,000	*	*
John M. Toups	6,000	5,000	11,000	*	*
All directors and executive officers as a group (14 persons)	658,229	251,000	909,229	3.8%	3.3%

*	Less than one percent
(1)	Includes 4,000 shares held by Mr. Leatherwood’s wife.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 40,000,000 shares of class A common stock and 10,000,000 shares of preferred stock. As of January 31, 2002, there were 23,496,194 shares of common stock outstanding, held of record by 582 stockholders, and no shares of preferred stock outstanding.

Our certificate of incorporation once authorized us to issue up to 40,000,000 shares of class B common stock, but there are no shares of class B common stock outstanding, and we are no longer permitted to issue any shares of class B common stock. Accordingly, unless we state otherwise, references to our common stock are references to our class A common stock.

Common Stock

Holders of common stock are entitled to one vote per share for each share held of record on all matters to be voted upon by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to receive any lawful dividends declared by the board of directors, subject to the preferences of the holders of any shares of preferred stock then outstanding. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to their proportionate share of all assets remaining after payment of liabilities, subject to the prior distribution rights of the holders of any shares of preferred stock then outstanding. Shares of common stock have no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors is authorized to issue up to 10,000,000 shares of preferred stock in one or more series without stockholder approval. Our board has the discretion to determine the dividend, voting, conversion, redemption, liquidation and other rights, preferences and limitations of each series of preferred stock. The rights of the holders of common stock will be affected by, and may be adversely affected by, the rights of holders of any preferred stock that we may designate and issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate actions, could have the effect of making it more difficult for others to acquire, or of discouraging others from attempting to acquire, a majority of our outstanding voting stock. We have no current plans to issue any shares of preferred stock.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws

Provisions of Delaware law and our certificate of incorporation and by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

As a Delaware corporation, we are subject Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date the person becomes an interested stockholder, unless the business combination or the transaction in which the person becomes an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An interested stockholder includes a person who, together with affiliates and associates, owns, or did own within three years before the person was determined to be an interested stockholder, 15% or more of a corporation’s voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

For any proposal to merge or consolidate with another corporation or to dispose of all or substantially all of our assets or property, we must send written notice to our stockholders of the proposal not less than 20 and not more than 60 days before the annual meeting of stockholders.

Our by-laws provide that only candidates nominated by the board of directors or by a stockholder in accordance with the prescribed procedure may be elected as directors. In order for a stockholder to nominate a candidate for the board of directors, the stockholder must give us written notice of the nomination. Our secretary must receive the notice not less than 150 days before the first anniversary of the last stockholders’ meeting for the election of directors. The notice must contain information about the beneficial ownership interest in our corporation of both the nominating stockholder and the nominee.

Our by-laws also provide that, at any annual meeting of stockholders, we may conduct only the business that is specified in the notice of the meeting or that is otherwise properly brought before the meeting. In order for a stockholder to properly bring business before an annual meeting, the stockholder must give us written notice of the proposed business. Our secretary must receive the notice not less than 150 days before the first anniversary of our last annual meeting of stockholders. The notice must contain a description of the business the stockholder desires to bring before the meeting, its reasons for doing so, any material interest the stockholder may have in the business, and the stockholder’s beneficial ownership interest in our corporation.

Special meetings of stockholders may only be called by the board of directors, our chairman of the board or our president. Except as required by law, we must give notice of a special meeting of stockholders in the same manner as notice of an annual meeting of stockholders, and the notice must specify the general nature of the business to be transacted.

Our by-laws provide that any action that may be taken at a stockholders’ meeting may be taken without a meeting if it is authorized in writing by the holders of the required votes. Any person seeking to have the stockholders authorize a corporate action by written consent must request in writing that the board of directors fix a record date for the determination of the stockholders entitled to consent to the corporate action. A stockholder may revoke its written consent to a corporate action by giving written notice of revocation to us, to the stockholder or stockholders soliciting consents or soliciting revocations in opposition to action by consent or to a proxy solicitor designated by us or the stockholders soliciting revocation. In such a case, we may appoint independent inspectors of election to review the validity of the written consents and related revocations. The inspectors of election will determine, in cooperation with us and in accordance with the procedures in our by-laws, whether the requisite number of valid and unrevoked consents has been obtained to authorize the corporate action.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Raymond James & Associates, Inc., U.S. Bancorp Piper Jaffray Inc, Legg Mason Wood Walker, Incorporated and Adams, Harkness & Hill, Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has separately agreed to purchase, the number of shares of common stock listed next to its name below at the public offering price, less the underwriting discounts and commissions described on the cover page of this prospectus:

Underwriters	Number of shares
Banc of America Securities LLC
Raymond James & Associates, Inc.
U.S. Bancorp Piper Jaffray Inc.
Legg Mason Wood Walker, Incorporated
Adams, Harkness & Hill, Inc.

Total	4,250,000

The underwriting agreement contains a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares of common stock to the public when and if the underwriters buy the shares from us. The underwriters expect to deliver the shares of common stock to investors on            , 2002.

The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to selected dealers a concession of not more than $            per share. The underwriters may also allow, and any other dealers may reallow, a concession of not more than $            per share to some other dealers. If all the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. No change in the public offering price will vary the proceeds to be received by us as specified on the cover page of this prospectus. The common stock is offered subject to a number of conditions, including:

•	the receipt and acceptance of the common stock by the underwriters; and

•	the right to reject orders in whole or in part.

We have granted the underwriters an option to buy up to 637,500 additional shares of common stock. These additional shares would cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. If the underwriters exercise this option, they will each purchase, subject to a number of terms and conditions, additional shares of common stock approximately in proportion to the amounts specified in the table above. If purchased, the underwriters will offer such additional shares on the same terms as those on which the 4,250,000 shares are being offered.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	No exercise	Full exercise
Per share underwriting discounts and commissions
Total underwriting discounts and commissions

The expenses of the offering, not including underwriting discounts and commissions, are estimated to be approximately $900,000 and will be paid by us. Expenses of this offering, exclusive of the underwriting discounts and commissions, include the SEC filing fee, the NASD filing fee, legal and accounting fees, printing expenses, transfer agent and registrar fees and other miscellaneous fees.

We, our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and our executive officers and directors, we may not offer, sell, contract to sell or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock without the prior written consent of Banc of America Securities LLC. These restrictions will be in effect for a period of 90 days after the date of the final prospectus. These restrictions do not apply to:

•	transactions relating to shares of common stock or other securities acquired in open market transactions after completion of this offering; and

•	certain estate planning transactions for the benefit of immediate family members.

At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

We will indemnify the underwriters against some liabilities, including some liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters may be required to make in respect of those liabilities.

Our common stock is quoted on the Nasdaq National Market under the symbol CACI.

In connection with this offering, the underwriters may purchase and sell common stock in the open market. These transactions may include:

•	short sales;

•	stabilizing transactions; and

•	purchases to cover positions created by short sales.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. In order to cover a short position, the underwriters may bid for and purchase shares of our common stock in the open market or may exercise their over-allotment option. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress.

The underwriters may also impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of the offering to repay the underwriting discount received by them.

The underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock, including:

•	over-allotment;

•	stabilization;

•	syndicate covering transactions; and

•	imposition of penalty bids.

As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M during the business day before the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker’s bid, however, the bid must then be lowered when purchase limits are exceeded.

Raymond James & Associates, Inc. and Legg Mason Wood Walker, Incorporated have engaged in transactions with and performed services for us, including commercial banking, financial advisory and investment banking services, in the ordinary course of business. These underwriters and their affiliates have received customary fees for their services. We may engage any of our underwriters to perform these or other services in the future.

Banc of America Securities LLC is an affiliate of Bank of America, N.A., which is the agent and a lender under our existing credit facility. U.S. Bancorp Piper Jaffray Inc. is an affiliate of Firstar Bank, National  Association. This bank is also a lender under our existing credit facility. A portion of the net proceeds from this offering will be used to repay approximately $69.8 million under our existing credit facility. Banc of America Securities LLC and U.S. Bancorp Piper Jaffray Inc. are members of the National Association of Securities Dealers, Inc., or NASD. Because more than 10% of the proceeds of this offering, not including underwriting compensation, will be received by the entities who are affiliated with the NASD members who are participating in this offering, this offering is being conducted in compliance with NASD Conduct Rule 2710 (c) (8). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, because a bona fide independent market (as defined in the NASD Conduct Rules) exists in our common stock.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Foley, Hoag & Eliot LLP, Boston, Massachusetts. Legal matters in connection with this offering will be passed upon for the underwriters by Shearman Sterling, New York, New York.

EXPERTS

The financial statements as of June 30, 2001 and 2000, and for each of the three years in the period ended June 30, 2001, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual reports, quarterly reports, current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of our SEC filings at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” information from some of our other SEC filings. This means that we can disclose information to you by referring you to those other filings, and the information incorporated by reference is considered to be part of this prospectus. In addition, some information that we file with the SEC after the date of this prospectus will automatically update, and in some cases supersede, the information contained or otherwise incorporated by reference in this prospectus. We are incorporating by reference the information contained in the following SEC filings:

•	our annual report on Form 10-K for our fiscal year ended June 30, 2001 (as filed on September 26, 2001);

•	our quarterly report on Form 10-Q for the three months ended September 30, 2001 (as filed on November 15, 2001)

•	our quarterly report on Form 10-Q for the six months ended December 31, 2001 (as filed on February 7, 2002)

•	our current reports on Form 8-K (as filed on February 13, November 9, November 13, November 14, 2001 and February 7, 2002);

•	our definitive proxy statement in connection with our 2001 annual meeting of stockholders (as filed on October 25, 2001);

•	the description of our common stock contained in our registration statement on Form 8-A/A (as filed on February 7, 2002); and

•
any filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the date of termination of this offering. Information in these filings will be incorporated as of the filing date.

You may request copies of the filings, at no cost, by writing to or calling our Investor Relations Coordinator at:

CACI International Inc
1100 North Glebe Road
Arlington, VA 22201
Telephone: (703) 841-3719

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information contained in the registration statement. For further information about us and our common stock, you should read the registration statement and the exhibits filed with the registration statement.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Independent Auditors’ Report	F-2

Consolidated Statements of Operations for the years ended June 30, 1999, 2000, and 2001 and the six months ended December 31, 2000 and 2001 (unaudited)	F-3

Consolidated Balance Sheets as of June 30, 2000 and 2001 and December 31, 2001 (unaudited)	F-4

Consolidated Statements of Cash Flows for the years ended June 30, 1999, 2000, and 2001 and the six months ended December 31, 2000 and 2001 (unaudited)	F-5

Consolidated Statements of Shareholders’ Equity for the years ended June 30, 1999, 2000, and 2001 and the six months ended December 31, 2001 (unaudited)	F-6

Consolidated Statements of Comprehensive Income for the years ended June 30, 1999, 2000 and 2001 and the six months ended December 31, 2000 and 2001 (unaudited)	F-7

Notes to Consolidated Financial Statements	F-8

INDEPENDENT AUDITORS’ REPORT

To The Board of Directors and Shareholders
CACI International Inc
Arlington, Virginia

We have audited the accompanying consolidated balance sheets of CACI International Inc and subsidiaries (the Company) as of June 30, 2001 and 2000, and the related consolidated statements of operations, shareholders’ equity, cash flows, and comprehensive income for each of the three years in the period ended June 30, 2001. Our audits also included the financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth herein.

/s/  Deloitte & Touche LLP

McLean, Virginia
August 14, 2001, except for paragraphs 3 and 4
of Note 14, as to which the dates are November 7, 2001
and January 6, 2002, respectively

CACI INTERNATIONAL INC
CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except per share data)

	Year ended June 30,			(Unaudited) Six Months Ended December 31,
	1999	2000	2001	2000	2001
Revenue	$427,422	$484,545	$557,890	$258,618	$308,144

Costs and expenses
Direct costs	252,872	286,433	342,235	157,029	188,087
Indirect costs and selling expenses	137,114	153,951	164,620	78,930	90,663
Depreciation and amortization	7,224	7,779	8,523	3,991	5,547
Goodwill amortization	3,080	3,766	5,157	2,344	—

Total operating expenses	400,290	451,929	520,535	242,294	284,297

Income from operations	27,132	32,616	37,355	16,324	23,847

Interest expense	3,631	3,290	3,315	1,583	1,221

Income before income taxes	23,501	29,326	34,040	14,741	22,626

Income taxes	9,184	11,435	13,275	5,748	8,597

Income from Continuing Operations	14,317	17,891	20,765	8,993	14,029
Discontinued Operations
(Loss) income from operations from discontinued COMNET products business and Marketing Systems Group (less applicable income taxes (benefit) of ($93), ($421), ($6), $80, and ($128))	(147)	(613)	(9)	125	(209)

Gain (Loss) on disposal of COMNET products business and Marketing Systems Group including provision of $118 and $284 for operating losses during phase-out period (less applicable income taxes (benefit) of $0, $13,512, $855, $0 and ($766))	—	21,134	1,545	—	(1,250)

Net Income	$14,170	$38,412	$22,301	$9,118	$12,570

Earnings per common and common equivalent share:
Average shares outstanding	21,792	22,620	22,634	22,596	23,204
Basic:
Income from continuing operations	$0.66	$0.79	$0.92	$0.40	$0.60
(Loss) income from discontinued operations	(0.01)	(0.03)	0.00	0.01	(0.01)
Gain (Loss) on disposal	—	0.94	0.07	—	(0.05)

Net Income	$0.65	$1.70	$0.99	$0.41	$0.54

Average shares and equivalent shares outstanding	22,440	23,154	23,056	22,918	23,979
Diluted:
Income from continuing operations	$0.64	$0.77	$0.90	$0.39	$0.58
(Loss) income from discontinued operations	(0.01)	(0.03)	0.00	0.01	(0.01)
Gain (Loss) on disposal	—	0.92	0.07	—	(0.05)

Net Income	$0.63	$1.66	$0.97	$0.40	$0.52

See Notes to Consolidated Financial Statements.

CACI INTERNATIONAL INC
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	June 30,		(Unaudited) December 31,
	2000	2001	2001

ASSETS
Current assets
Cash and equivalents	$4,931	$14,842	$14,003
Accounts receivable
Billed	98,178	114,953	128,180
Unbilled	12,404	11,038	15,331

Total accounts receivable	110,582	125,991	143,511

Income tax receivable	—	—	949
Deferred income taxes	235	407	422
Deferred contract costs	1,488	1,456	1,253
Prepaid expenses and other	7,372	8,562	6,088

Total current assets	124,608	151,258	166,226

Property and equipment, net	15,039	15,685	15,697
Accounts receivable, long-term	11,136	13,686	8,798
Goodwill	75,402	88,895	117,680
Other assets	7,024	12,898	16,412
Intangible assets	—	—	7,880
Deferred contract costs, long-term	—	—	234
Deferred income taxes	2,788	2,309	2,786

Total assets	$235,997	$284,731	$335,713

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Notes payable	$—	$—	$3,500
Accounts payable	7,087	7,532	10,866
Other accrued expenses	23,843	28,322	21,065
Accrued compensation and benefits	24,458	26,866	27,609
Income taxes payable	1,707	156	—
Deferred income taxes	5,021	6,421	5,360

Total current liabilities	62,116	69,297	68,400

Note payable, long-term	28,263	48,888	73,307
Deferred rent expenses	1,025	1,286	1,387
Deferred income taxes	125	116	120
Other long-term obligations	2,500	4,940	6,840
Shareholders’ equity
Common stock
$.10 par value, 40,000,000 shares authorized, 30,014,000, 30,572,000 and 31,268,000 shares issued	3,001	3,057	3,127
Capital in excess of par	18,216	23,269	35,667
Retained earnings	136,997	159,298	171,868
Accumulated other comprehensive loss	(2,584)	(4,486)	(3,986)
Treasury stock, at cost (7,052,000, 7,768,000 and 7,772,000 shares)	(13,662)	(20,934)	(21,017)

Total shareholders’ equity	141,968	160,204	185,659

Total liabilities and shareholders’ equity	$235,997	$284,731	$335,713

See Notes to Consolidated Financial Statements.

CACI INTERNATIONAL INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year ended June 30,			(Unaudited) Six Months ended December 31,
	1999	2000	2001	2000	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$14,170	$38,412	$22,301	$9,118	$12,570
Reconciliation of net income to net cash provided by operating activities
Depreciation and amortization	10,878	11,967	14,143	6,562	5,671
(Gain) loss on sale of property and equipment	30	108	(15)	—	—
Provision for deferred income taxes	1,512	4,008	1,837	(81)	(1,548)
(Gain) loss from sale of COMNET product business and Marketing Systems Group business	—	(21,252)	(1,545)	—	966
Changes in operating assets and liabilities
Accounts receivable	(10,023)	1,007	(9,870)	(13,346)	(376)
Prepaid expenses and other assets	(1,726)	(1,381)	(1,415)	(201)	2,866
Accounts payable and accrued expenses	2,169	1,505	2,820	(3,226)	(7,703)
Accrued compensation and benefits	4,589	(3,161)	1,986	5,213	(2,576)
Deferred rent expenses	(466)	332	153	224	(12)
Income taxes	(1,993)	(11,082)	(1,604)	3,058	1,175
Deferred contract costs	331	1,045	31	24	(31)
Other long-term obligations	(750)	(1,601)	2,498	(1,496)	1,901

Net cash provided by operating activities	18,721	19,907	31,320	5,849	12,903

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(7,507)	(8,090)	(8,717)	(4,667)	(3,440)
Purchase of businesses	(44,418)	(17,474)	(29,404)	(28,164)	(39,743)
Proceeds from sale of business	—	37,000	1,481	—	—
Proceeds from sale of property and equipment	9	16	19	—	—
Capitalized software costs and other	(195)	(521)	(2,547)	(1,239)	(3,961)

Net cash provided by (used in) investing activities	(52,111)	10,931	(39,168)	(34,070)	(47,144)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds under line of credit	200,630	168,614	208,763	133,543	83,289
Payments under line of credit	(168,361)	(202,420)	(188,138)	(98,082)	(62,370)
Proceeds from stock options	1,601	5,836	5,109	1,955	12,469
Purchase of common stock for treasury	—	—	(7,272)	(7,200)	(83)

Net cash provided by (used in) financing activities	33,870	(27,970)	18,462	30,216	33,305
Effect of exchange rates on cash and equivalents	(158)	(340)	(703)	(52)	97

Net increase in cash and equivalents	322	2,528	9,911	1,943	(839)
Cash and equivalents, beginning of year	2,081	2,403	4,931	4,931	14,842

Cash and equivalents, end of year	$2,403	$4,931	$14,842	$6,874	$14,003

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for income taxes, net of refunds	$7,909	$15,933	$8,768	$1,144	$3,695

Cash paid during the period for interest	$3,160	$3,599	$3,304	$1,455	$1,273

See Notes to Consolidated Financial Statements.

CACI INTERNATIONAL INC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(amounts in thousands)

	Common stock		Capital in excess of par	Retained earnings	Accumulated other comprehensive loss	Treasury stock		Total shareholders’ equity
	Share	Amount				Shares	Amount
BALANCE, July 1, 1998	28,742	$2,874	$10,907	$ 84,415	$(207)	7,052	$(13,662)	$ 84,327

Net income	—	—	—	14,170	—	—	—	14,170
Currency translation adjustments	—	—	—	—	(1,161)	—	—	(1,161)
Exercise of stock options (including $834 income tax benefit)	256	26	1,575	—	—	—	—	1,601

BALANCE, June 30, 1999	28,998	2,900	12,482	98,585	(1,368)	7,052	(13,662)	98,937

Net income	—	—	—	38,412	—	—	—	38,412
Currency translation adjustments	—	—	—	—	(1,216)	—	—	(1,216)
Exercise of stock options (including $436 income tax benefit)	1,016	101	5,734	—	—	—	—	5,835

BALANCE, June 30, 2000	30,014	3,001	18,216	136,997	(2,584)	7,052	(13,662)	141,968

Net income	—	—	—	22,301	—	—	—	22,301
Currency translation adjustments	—	—	—	—	(1,902)	—	—	(1,902)
Exercise of stock options (including $1,967 income tax benefit)	558	56	5,053	—	—	—	—	5,109
Purchase of common stock for Treasury	—	—	—	—	—	716	(7,272)	(7,272)

BALANCE, June 30, 2001	30,572	3,057	23,269	159,298	(4,486)	7,768	(20,934)	160,204

Net income	—	—	—	12,570	—	—	—	12,570
Currency translation adjustments	—	—	—	—	976	—	—	976
Fair Value of Interest Rate Swap	—	—	—	—	(476)	—	—	(476)
Exercise of stock options (including $2,100 income tax benefit)	696	70	12,398	—	—	—	—	12,468
Purchase of common stock for Treasury	—	—	—	—	—	4	(83)	(83)

BALANCE, December 31, 2001(unaudited)	31,268	$3,127	$35,667	$171,868	$(3,986)	7,772	$(21,017)	$185,659

See Notes to Consolidated Financial Statements.

CACI INTERNATIONAL INC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in thousands)

	Year ended June 30,			(Unaudited) Six months ended December 31,
	1999	2000	2001	2000	2001
Net income	$14,170	$38,412	$22,301	$9,118	$12,570

Currency translation adjustment	(1,161)	(1,216)	(1,902)	(323)	976

Fair value of interest rate swap	—	—	—	—	(476)

Comprehensive income	$13,009	$37,196	$20,399	$8,795	$13,070

See Notes to Consolidated Financial Statements.

CACI INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities

The Company is an international information systems and high technology services corporation. It delivers information technology and communications solutions through four areas of expertise or lines of business: systems integration, managed network services, document technology and engineering services. The Company provides these services in support of U.S. national defense and civilian agencies, agencies of foreign governments, state and local governments, and commercial enterprises.

Principles of Consolidation

The consolidated financial statements include the statements of CACI International Inc and its wholly–owned subsidiaries (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

Revenue on cost–plus–fee contracts is recognized to the extent of costs incurred plus a proportionate amount of the fee earned. Revenue on fixed–price contracts is recognized on the percentage-of-completion method based on costs incurred in relation to total estimated costs. Revenue on time-and-material contracts is recognized to the extent of billable rates times hours delivered plus expenses incurred. Revenue from software license sales under agreement is recognized upon delivery when there is no significant obligation to perform after the sale, but is recognized under the percentage-of-completion method when there is significant obligation for production, modification or customization after the sale. Revenue from maintenance support services is nonrefundable and is generally recognized on a straight–line basis over the term of the service agreement. Provisions for estimated losses on uncompleted contracts are recorded in the period such losses are determined.

The Company’s U.S. Government contracts (approximately 85% of total revenue in 2001) are subject to subsequent government audit of direct and indirect costs. The majority of such incurred cost audits have been completed through June 30, 1998. Management does not anticipate any material adjustment to the consolidated financial statements in subsequent periods for audits not yet completed.

Property and Equipment

Property and equipment is recorded at cost. Depreciation of equipment has been provided over the estimated useful life of the respective assets of three to seven years, using the straight–line method. Leasehold improvements are generally amortized using the straight–line method over the respective remaining lease term or the useful life of the improvements, whichever is shorter.

	June 30,
	2000	2001
	(dollars in thousands)
Equipment and furniture	$47,868	$37,337
Leasehold improvements	5,946	6,059

Property and equipment, at cost	53,814	43,396
Less accumulated depreciation and amortization	(38,775)	(27,711)

Total property and equipment, net	$15,039	$15,685

CACI INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2001, the Company wrote off $10.6 million of fully depreciated assets and the related accumulated depreciation.

Deferred Contract Costs

Deferred contract costs include the cost of equipment acquired by the Company to provide communications services under contract. The costs are charged to expense as the associated service revenue is billed to the customer. As of June 30, 2001, total deferred costs of approximately $1.5 million are classified as a current asset, because this amount is expected to be recovered within the next twelve months.

Capitalized Software Costs

Costs incurred internally in creating a computer software product to be sold or licensed are charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of a detailed program design or, in its absence, completion of a working model. Thereafter, all such software development costs are capitalized and subsequently reported at the lower of unamortized cost or estimated net realizable value. Capitalized costs are amortized based on current and future revenue for each product with annual minimum amortization equal to the straight-line amortization over the remaining estimated economic life of the product, which ranges from three to eight years.

Goodwill

The excess of cost over fair market value of net assets acquired is being amortized using the straight-line method, generally over 10 to 30 years. Accumulated amortization was $12,140,000 and $17,082,000 at June 30, 2000 and June 30, 2001, respectively. As of July 1, 2001, the Company adopted the Financial Accounting Standards Board (“FASB”) Statement 142, “Goodwill and Other Intangible Assets”.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carry forwards.

U.S. income taxes have not been provided on $29,387,000 in undistributed earnings of foreign subsidiaries that have been permanently reinvested outside the United States. If such earnings were distributed to the United States, certain foreign tax credits would be available to reduce the associated tax liability.

Currency Translation

The assets and liabilities of the Company’s foreign subsidiaries whose functional currency is other than the U.S. dollar are translated at the exchange rates in effect on the reporting date, and income and expenses are translated at the weighted average exchange rate during the period. The Company’s primary practice is to negotiate contracts in the same currency in which the predominant expenses are incurred, thereby mitigating the exposure to foreign currency exchange fluctuations. The net effect of such translation gains and losses is not included in determining net income, but is accumulated as a separate component of shareholders’ equity. Foreign currency transaction gains and losses are included in determining net income.

CACI INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings Per Share

Statement of Financial Accounting Standards (“SFAS”) No. 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted earnings per share includes the incremental effect of stock options calculated using the treasury stock method.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, short–term investments with an original maturity of three months or less are considered cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company’s accounts payable and accrued expenses approximate their fair value. The lines of credit have floating interest rates that vary with current indices and, as such, the recorded value approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments, consisting only of normal recurring adjustments considered necessary for a fair presentation, have been included. Operating results for any period are not necessarily indicative of the results for any other period or for the full year.

Reclassifications

Certain reclassifications have been made to the prior years’ financial statements in order for them to conform to the current presentation.

New Accounting Pronouncements

On June 29, 2001, the FASB issued Statement 141, “Business Combinations”, and Statement 142, “Goodwill and Other Intangible Assets”, that amend APB Opinion No. 16, “Business Combinations”, and supersede APB Opinion No. 17, “Intangible Assets”. The two statements modify the method of accounting for

CACI INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

business combinations entered into after June 30, 2001 and address the accounting for intangible assets. The Company has elected to implement FASB No. 141 and No. 142 as of July 1, 2001.
In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The associated asset retirement cost would be capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002. We have not determined the effect that this statement will have on our consolidated financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” that replaces SFAS No. 121. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. We have not yet completed our analysis of this new pronouncement and the impact it will have on our consolidated financial statements.

In November 2001, the Emerging Issues Task Force, or EITF, issued Topic No. D-103, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred,” EITF Topic No. D-103 requires that companies report reimbursements received for out-of-pocket expenses incurred as revenue, rather than as a reduction of expenses. The provisions of EITF Topic No. D-103 are effective for financial statements issued for fiscal years beginning after December 15, 2001. As we have historically accounted for reimbursements of out-of-pocket expenses in the manner provided for under EITF Topic No. D-103, we do not expect the adoption of the provisions of EITF Topic No. D-103 to have an impact on our consolidated financial position or results of operations.

NOTE 2. CAPITALIZED SOFTWARE DEVELOPMENT COSTS

The costs for software development capitalized and amortized for the years ended June 30, 1999, 2000 and 2001, included on the Consolidated Balance Sheets as other assets, were as follows:

	1999	2000	2001
	(dollars in thousands)
Annual activity
Balance, beginning of year	$1,863	$1,548	$4,269
Capitalized during year	501	4,504	4,383
Amortized during year	(816)	(1,783)	(1,534)

Balance, end of year	$1,548	$4,269	$7,118

CACI INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3. ACCOUNTS RECEIVABLE

Total accounts receivable are net of allowance for doubtful accounts of $2,817,000, $4,301,000 and $5,043,000 (unaudited) at June 30, 2000 and 2001 and December 31, 2001, respectively. Accounts receivable are classified as follows:

	2000	2001	(Unaudited) December 31, 2001
	(dollars in thousands)
Billed receivables
Billed receivables	$85,165	$100,095	$112,513
Billable receivables at end of period	13,013	14,858	15,667

Total billed receivables	98,178	114,953	128,180
Unbilled receivables
Unbilled pending receipt of documents for billing	12,404	11,038	15,331
Unbilled retainages and fee withholdings expected to be billed beyond the next 12 months	11,136	13,686	8,798
Total unbilled receivables	23,540	24,724	24,129

Total accounts receivable	$121,718	$139,677	$152,309

NOTE 4. GOODWILL (Unaudited)

The Financial Accounting Standards Board (“FASB”) recently issued Statements of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets. SFAS No. 141 eliminated the pooling method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill no longer be amortized against earnings, but instead reviewed periodically for impairment, with any identified impairments treated as a cumulative effect of a change in accounting principle.

CACI INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company elected to adopt SFAS No. 142 effective July 1, 2001, as a result, amortization of goodwill was discontinued. A reconciliation of previously reported net income and earnings per share with the amounts adjusted for the exclusion of goodwill amortization net of related income tax effect follows (in thousands):

	(Unaudited) Three Months Ended December 31,		(Unaudited) Six Months Ended December 31,

	2000	2001	2000	2001
Reported net income	$4,766	$5,995	$9,118	$12,570
Goodwill amortization (net of tax)	753	—	1,430	—

Adjusted net income	$5,519	$5,995	$10,548	$12,570

Basic Earnings Per Share:
Reported EPS-Basic	$0.22	$0.26	$0.41	$0.54
Goodwill amortization (net of tax)	0.03	—	0.06	—

Adjusted Basic EPS	$0.25	$0.26	$0.47	$0.54

Diluted Earnings Per Share:
Reported EPS-Diluted	$0.21	$0.25	$0.40	$0.52
Goodwill amortization (net of tax)	0.03	—	0.06	—

Adjusted Diluted EPS	$0.24	$0.25	$0.46	$0.52

NOTE 5. NOTE PAYABLE

On June 19, 1998, the Company replaced an existing credit facility with a new five-year unsecured credit agreement which permits borrowings of up to $125.0 million with a sublimit of $55.0 million of borrowings in the first year for acquisitions and a sublimit of $40.0 million per year for acquisitions in subsequent years. The existing agreement permits similar borrowing options and interest rates as those offered by the prior agreement. The current LIBOR option is at the applicable period rate plus 0.375%. In addition, the Company pays a fee on the unused portion of the facility. The interest rate and unused portion fee are determined quarterly based on debt leverage ratio thresholds. The agreement contains customary financial covenants and ratios related to debt leverage, fixed charges coverage and net worth. Under this agreement, the Company had outstanding borrowings of $48,888,000 and $28,263,000 at June 30, 2001 and 2000, respectively. The applicable interest rate was 4.4% and 7.0% at June 30, 2001 and 2000, respectively.

On January 8, 2001, the Company entered into an interest rate swap agreement with a notional amount of $25.0 million under which the Company will pay a fixed interest rate of 5.15% plus the applicable spread, currently 0.375% and receive the prevailing LIBOR interest rate, plus applicable spread over the two year term of the swap agreement without the exchange of the underlying notional amounts. Of the outstanding borrowings of $48,888,000 at June 30, 2001, $25,000,000 is covered by this swap agreement.

CACI INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 6. INCOME TAXES

The provision (benefit) for income taxes for the years ended June 30, consists of:

	1999	2000	2001
	(dollars in thousands)
Current
Federal	$5,806	$5,243	$9,146
State and local	713	487	498
Foreign	1,153	1,697	1,794

Total current	7,672	7,427	11,438

Deferred
Federal	1,626	4,066	1,481
State and local	(129)	152	287
Foreign	15	(210)	69

Total deferred	1,512	4,008	1,837

Total	$9,184	$11,435	$13,275

A reconciliation of the income tax provision (benefit) and the amount computed by applying the statutory U.S. income tax rate of 35% for the years ended June 30, is as follows:

	1999	2000	2001
	(dollars in thousands)
Amount at statutory U.S. rate	$8,209	$10,283	$11,915
State taxes, net of U.S. income tax benefit	351	415	499
Taxes on foreign earnings at different effective rates	(39)	(106)	(126)
Non-deductible goodwill	667	449	704
Other	(4)	394	283

Total	$9,184	$11,435	$13,275

Effective tax rate	39.1%	39.0%	39.0%

CACI INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities at June 30, 2000 and 2001, are as follows:

	2000	2001
	(dollars in thousands)
Deferred tax assets
Accrued vacation and other expenses	$3,494	$4,284
Appreciation of options	1,606	1,606
Accrued post-retirement obligations	421	228
Deferred rent	552	609
Other long-term obligations	367	—
Foreign transactions	109	291
Pension	31	41
Depreciation	413	300
Other	11	13

Total deferred tax assets	7,004	7,372

Deferred tax liabilities
Unbilled revenues	(4,746)	(4,930)
401(k)	(2,614)	(3,510)
Capitalized software	(1,348)	(2,481)
Goodwill	(368)	(398)
Other	(51)	126

Total deferred tax liabilities	(9,127)	(11,193)

Net deferred tax asset (liability)	$(2,123)	$(3,821)

NOTE 7. STOCK INCENTIVE PLAN

In 1996, the Company’s shareholders approved an Employee Stock Incentive Plan (the “1996 Plan”), which replaced a 1986 Plan that expired. The 1996 Plan permits the award of incentive and non-qualified stock options, and stock grants to officers and employees of the Company. The 1996 Plan limited total awards and stock grants to 3,000,000 shares over the life of the 1996 Plan. In November 2000, the Board adopted, and the shareholders approved, an amendment to add 1,100,000 more shares to the 1996 Plan. Options for 3,746,000 shares have been granted under the 1996 Plan through June 30, 2001 and, with certain exceptions, one-third of the shares become exercisable each year over a three year period, beginning one year from the date of grant.

Under the 1996 Plan, options lapse and are no longer exercisable if not exercised within ten years of the date of grant. Grantees who terminate their CACI employment have 60 days after their termination date to exercise options that are then exercisable or risk forfeiture of their right to the options. Options that would have been exercisable at a future date are forfeited by the terminating employee and become available to the pool for future grants under the plan.

All awards granted under the 1996 Plan have been non-qualified stock options. The stock option exercises prices were at fair market value on the date of grant. Accordingly, no compensation cost has been recognized for stock option grants. Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value at grant dates for awards under those plans consistent with the method of

CACI INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accounting under SFAS No. 123, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	1999	2000	2001
	(dollars in thousands, except per share)
Net income
As reported	$14,170	$38,412	$22,301
Pro forma	13,697	37,018	20,393
Diluted earnings per share
As reported	$.63	$1.66	$.97
Pro forma	.61	1.60	.88

The fair value of each option is estimated on the date of grant using the Black-Sholes option-pricing model with the following additional assumptions:

	Year ended June 30,
	1999	2000	2001
Dividend yield	0%	0%	0%
Volatility rate	36.4%	26.3%	36.4%
Discount rate	6.0%	5.3%	4.8%
Expected term (years)	5	5	5

Stock option activity and price information regarding the Plans follows:

	Number of Shares	Exercise Price			Weighted Average Exercise Price
	(shares in thousands)
Shares under option, July 1, 1998	2,366	$.94	—	$10.14	$5.07
Granted	750	7.71	—	9.41	8.64
Exercised	(256)	.94	—	7.50	4.62
Forfeited	(102)	1.75	—	9.66	6.88

Shares under option, June 30, 1999	2,758	.94	—	10.14	6.04
Granted	1,278	10.00	—	12.72	10.91
Exercised	(1,016)	.94	—	12.72	4.73
Forfeited	(606)	7.50	—	11.19	9.82

Shares under option, June 30, 2000	2,414	.94	—	12.72	8.31
Granted	818	8.47	—	19.10	10.16
Exercised	(558)	.94	—	11.19	5.62
Expired	(8)	.94	—	9.41	5.23
Forfeited	(440)	.94	—	12.72	6.58

Shares under option, June 30, 2001	2,226	$7.50	—	$19.10	$10.07

CACI INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Number of Shares	Exercise Price			Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(shares in thousands)
Shares under option, June 30, 2001	350	$7.50	—	$8.44	$7.87	$7.26
	364	8.47	—	9.41	9.11	7.54
	1,140	9.94	—	11.00	10.42	8.60
	192	11.07	—	11.25	11.22	8.76
	180	11.88	—	19.10	12.81	8.95

	2,226

Options exercisable, June 30, 2001	156	7.50	—	8.44	7.82
	82	8.47	—	9.41	9.38
	54	9.94	—	11.00	10.93
	46	11.07	—	11.25	11.22
	102	11.88	—	19.10	12.67

	440

NOTE 8. PENSION PLAN

The Company maintains a defined contribution plan under Section 401(k) of the Internal Revenue Code, the CACI $MART PLAN. Employees can contribute up to 15% (subject to certain statutory limitations) of their total compensation. The Company provides matching contributions equal to 50% of the amount of the employee’s contribution, up to 6% of the employee’s total fiscal year cash compensation. In addition, the Company may also make discretionary profit sharing contributions to the plan. Employer contributions vest to the employees according to a schedule entitling full vesting after five years of employment. The CACI $MART PLAN is qualified under the Internal Revenue Code, as determined by the Internal Revenue Service.

The Company maintains a non-qualified, defined contribution plan, the CACI International Inc Group Executive Retirement Plan, which is available to certain executives participating in the CACI $MART PLAN whose annual compensation exceeds the statutory limit of the qualified plan. The Company contributes 5% of such excess eligible compensation to eligible participants in the Group Executive Retirement Plan. Each participant is fully vested immediately in his account balance. The Company contributions vest 20% per year over a five year period.

The total consolidated expense for pension and Company contribution to the 401(k) plan and the Group Executive Retirement Plan for the years ended June 30, 1999, 2000 and 2001 was $5,401,000, $5,909,000 and $4,820,000, respectively. The Company funds the costs of the qualified plans as they accrue.

CACI INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 9. OTHER LONG-TERM OBLIGATIONS

The Company has established a retirement benefit plan for certain executives. At June 30, 2001 the balance of the obligations by category are as follows:

2001
(dollars in thousands)
Accrued post-retirement obligations:
Group Health Plan	$258
Executive Life	250
Deferred Compensation	4,022

Total accrued post-retirement obligations	4,530
Other long-term obligations	410

Total	$4,940

Group Health Plan. CACI has provided for extended medical and dental benefit coverage to eligible employees, both former and active, and their dependents. The accumulated post-retirement benefit obligation represents the estimated present value of future claims by participants under this plan.

Executive Life. The Company maintains life insurance policies, covering certain officers, both former and active, through their lifetimes, in accordance with their respective employment agreements. The cost of the insurees’ premiums is treated as compensation expense.

Deferred Compensation. Effective July 1, 2000, CACI established the CACI International Inc Group Executive Retirement Plan. This plan is available to certain executives under which they may defer compensation. Upon termination or retirement, account balances are paid to participants as taxable income. A corresponding investment asset representing an offset to the Deferred Compensation amount is recorded on the Company’s books.

Other Long-Term Obligations. These consist primarily of amounts due to certain founders of QuesTech (no longer affiliated with Company as employees) under confidential settlement agreements. Payments under the agreements will continue through 2004.

NOTE 10. COMMITMENTS AND CONTINGENCIES

The Company conducts its operations from leased office facilities, all of which are classified as operating leases and expire primarily over the next nine years.

The following is a schedule of future minimum lease payments under non–cancelable leases with a remaining term greater than one year as of June 30, 2001:

Year ended June 30	Operating Leases (dollars in thousands)
2002	$13,954
2003	13,011
2004	10,300
2005	7,382
2006	6,503
Thereafter	18,554

Total minimum lease payments	$69,704

CACI INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Operating leases reflect the minimum lease payments net of a minimal amount of sub-lease income. Rent expense incurred from operating leases for the years ended June 30, 1999, 2000 and 2001 amounted to $13,383,000, $15,579,000, and $13,750,000, respectively.

NOTE 11. BUSINESS ACQUISITIONS

  2001 Acquisitions

On December 2, 2000, the Company completed its acquisition of the federal services business and related assets (the “Federal Services Business”) of N.E.T. Federal, Inc., a subsidiary of Network Equipment Technologies, Inc., doing business as net.com. The total consideration paid by the Company was $25.0 million in cash plus an additional $1.0 million paid within six months after closing and an additional $1.0 million to be held in an escrow fund for one year. Additional payments of up to $13.0 million may also be made based upon achievement of specific milestones of which $2.5 million has been paid as of June 30, 2001. The purchase was financed from the Company’s line of credit with a group of banks. The acquired business provides secure network services offerings including network engineering and design, implementation, installation and integration, as well as network maintenance and management. As part of this acquisition, approximately 185 employees transferred to CACI. Approximately $19.3 million of the purchase consideration has been allocated to goodwill based upon the excess of the purchase price over the estimated fair value of net assets acquired. The Federal Services Business contributed revenue of $27.6 million for the period from December 2, 2000 to June 30, 2001.

On October 6, 2000, the Company acquired the contracts and selected assets of the special projects division (“Special Projects Business”) of Radian International, LLC (“Radian”), a subsidiary of URS Corporation, for $1.3 million in cash. The purchase was financed from the Company’s line of credit with a group of banks. Approximately $0.6 million of the purchase price has been allocated to goodwill. The Special Projects Business, which provides services to the intelligence community, contributed revenue of $0.9 million for the period from October 6, 2000 to June 30, 2001.

  2000 Acquisitions

On February 1, 2000, the Company acquired all of the common stock of XEN Corporation (“XEN”) for cash in the amount of $4.3 million. XEN specialized in providing systems engineering, engineering design, distance learning, training development, multimedia support, and data security services to national intelligence organizations, the Department of Defense, and the U.S. Navy. The transaction was funded through borrowings under the Company’s existing line of credit. Approximately $2.4 million of the purchase consideration has been allocated to goodwill based upon the excess of the purchase price over the estimated fair value of net assets acquired. XEN contributed $3.6 million of revenue for the period from February 1, 2000 to June 30, 2000.

On September 23, 1999, the Company purchased the assets of MapData Online International Ltd. and Digital MapData Online Ltd. (collectively, “MapData”) for $0.6 million in cash. MapData provided demographic software which, when bundled with existing products and services, enhanced the Company’s capabilities in geo-demographic and customer data analysis. The purchase price has been allocated based on the fair market value of the assets acquired. No goodwill has been recognized in connection with this transaction. Since the acquisition, the operations acquired from MapData have contributed $0.1 million in revenue through June 30, 2000.

  1999 Acquisitions

On November 13, 1998, the Company acquired all of the common stock of QuesTech, Inc., a company that specialized in the development and application of information technology, scientific research and

CACI INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

management support services for the defense and national security communities. The total consideration paid by the Company, including the assumption of liabilities, was approximately $42.0 million. The transaction was funded through borrowings under the Company’s existing line of credit. Approximately $31.0 million of the purchase consideration has been allocated to goodwill based upon the excess of the purchase price over the estimated fair value of net assets acquired. QuesTech (renamed CACI Technologies, Inc.) contributed revenues of $56.1 million for the period from November 13, 1998 to June 30, 1999.

On August 13, 1998, the Company purchased the assets of Information Decision System (“IDS”) for $2.6 million in cash. IDS provided internet access to demographic site information and enhanced the Company’s capabilities in geo-demographic and customer data analysis. Approximately $2.4 million has been allocated to goodwill based upon the excess of the purchase price over the estimated fair value of net assets acquired. IDS contributed approximately $1.2 million in revenue for the period August 13, 1998 to June 30, 1999.

  Pro Forma Information (unaudited)

The following unaudited pro forma combined condensed statements of operations set forth the consolidated results of operations of the Company for the years ended June 30, 1999, 2000 and 2001 as if the above-mentioned acquisitions had occurred at the beginning of both the year of acquisition and the year prior to the acquisition. This unaudited pro forma information does not purport to be indicative of the actual financial position or the results that would actually have occurred if the combinations had been in effect for the years ended June 30:

	1999	2000	2001
	(dollars in thousands, except per share amounts)
Revenue	$489,325	$510,692	$578,004
Net income	14,683	38,900	26,041
Diluted earnings per share	$0.65	$1.68	$1.13

NOTE 12. BUSINESS SEGMENT INFORMATION

The Company reports operating results and financial data in two segments: domestic operations and international operations. The domestic operations provide information technology and communications solutions through all four of the Company’s major lines of business: systems integration, managed network services, document technology and engineering services. Its customers are primarily U.S. federal agencies, however, it does serve a number of agencies of foreign governments and customers in the commercial, and state and local sectors. The international operations offer services to both commercial and government customers through the Company’s systems integration line of business. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1 to the financial statements. The Company evaluates the performance of its operating segments based on income (loss) before income taxes. Summarized financial information concerning the Company’s reportable segments is shown in the following tables. The “Other” column includes the elimination of intersegment revenue and corporate related items. Corporate assets, primarily consisting of property and equipment, are reported in the “Other” column. The operating segments’ income (loss) and corporate related amounts total the amount presented as income before taxes in the “Consolidated Statements of Operations”. Prior year segment information has been restated in order to provide for consistent presentation with the current year and the information related to the discontinued operations has been excluded from this presentation.

CACI INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Domestic Operations	International Operations	Other	Total
	(dollars in thousands)

Year Ended June 30, 1999
Revenue from external customers	$383,509	$43,913	$—	$427,422
Pre-tax income (loss)	22,975	3,441	(2,915)	23,501
Total assets	192,363	28,621	728	221,712
Capital expenditures	5,730	1,509	769	8,008
Depreciation and amortization	8,381	1,616	307	10,304

Year Ended June 30, 2000
Revenue from external customers	$439,355	$45,104	$86	$484,545
Pre-tax income (loss)	28,254	4,876	(3,804)	29,326
Total assets	199,119	30,587	6,291	235,997
Capital expenditures	6,182	767	1,665	8,614
Depreciation and amortization	8,360	2,110	1,075	11,545

Year Ended June 30, 2001
Revenue from external customers	$510,995	$46,702	$193	$557,890
Pre-tax income (loss)	33,222	5,791	(4,973)	34,040
Total assets	241,200	32,832	10,699	284,731
Capital expenditures	11,696	790	1,711	14,197
Depreciation and amortization	10,169	1,688	1,823	13,680

Six Months Ended December 31, 2000 (Unaudited)
Revenue from external customers	$236,863	$21,560	$195	$258,618
Pre-tax income (loss) from continuing operations	14,157	2,385	(1,801)	14,741

Six Months Ended December 31, 2001 (Unaudited)
Revenue from external customers	$288,169	$19,924	$51	$308,144
Pre-tax income (loss) from continuing operations	23,334	2,431	(3,139)	22,626

The loss in the “other” column primarily represents unallocated corporate costs.

Major Customers. The Company earned approximately 81%, 81% and 85% of its revenue from the U.S. Government for the years ended June 30, 1999, 2000, and 2001, respectively. Revenue by customer sector for the three years ended

June 30, 2001 is as follows:

	1999	%	2000	%	2001	%
	(dollars in thousands)
Department of Defense	$216,573	50.7%	$249,776	51.5%	$325,118	58.3%
Federal Civilian	130,766	30.6%	141,393	29.2%	149,205	26.8%
Commercial	57,810	13.5%	60,181	12.4%	61,029	10.9%
State & local	22,273	5.2%	33,195	6.9%	22,538	4.0%

Total	$427,422	100.0%	$484,545	100.0%	$557,890	100.0%

CACI INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Geographic Information.    Revenue is attributed to geographic areas based on the location of the assets producing the revenue. The international operation amounts consist primarily of product and systems integration sales in the United Kingdom. Financial information relating to the Company’s operations by geographic area is as follows:

	1999	2000	2001
	(dollars in thousands)
Revenue
Domestic Operations	$383,509	$439,441	$511,188
International Operations	43,913	45,104	46,702

	$427,422	$484,545	$557,890

Identifiable Assets
Domestic Operations	$193,091	$205,410	$251,301
International Operations	28,621	30,587	33,430

	$221,712	$235,997	$284,731

NOTE 13. DISCONTINUED OPERATIONS

On December 15, 1999, the Company completed the sale of the net assets of the COMNET products business for $37.0 million in cash and $3.0 million in escrow all of which has been received. Net income (loss) from the Company’s discontinued operations has been segregated from continuing operations and reported as a separate line item on the consolidated statements of operations. Prior year reported results have been restated in order to provide for consistent presentation.

The COMNET sale resulted in a net after tax gain for the Company of $21.1 million and $1.5 million for the years 2000 and 2001, respectively. Included in the gain was a net after tax loss from discontinued operations of $118 thousand for the period from November 3, 1999 to December 15, 1999. Revenues from discontinued operations were $8.3 million and $3.1 million, for the years ended June 30, 1999 and 2000, respectively.

NOTE 14. SUBSEQUENT EVENTS

On August 13, 2001, the Company announced that it had signed a letter of intent to acquire all of the shares of Digital Systems International Corporation (“DSIC”), a privately held information technology (“IT”) company headquartered in Arlington, Virginia. It is expected that the acquisition, which will be financed through the Company’s existing credit facility, will be completed within ninety days.

On November 1, 2001, the Company purchased all of the outstanding capital stock of Digital Systems International Corporation (DSIC) for $47.4 million, of which approximately $40.0 million has been paid. Under the terms of the agreement, the Company will pay an additional $7.0 million over the next eighteen months. The $40 million payment was financed through the Company’s existing credit facility. The acquired business implements enterprise resource planning (ERP) systems, including large-scale financial and human resource systems, and e-procurement applications; develops client/server and web-enabled applications; operates an enterprise networking and information assurance practice; solves complex business problems with a recognized process modeling and simulation methodology; and provides acquisition/program management consulting services, primarily to the Federal Government. As part of this acquisition, approximately 550 employees transferred to CACI. Approximately $23.8 million of the purchase consideration has been allocated to goodwill, based upon the excess of the purchase price over the $15.1 million estimated fair value of net assets acquired and the $8.1 million assigned to Intangible Assets. The Company is amortizing substantially all of these intangible assets over a period of three to ten years. DSIC contributed revenue of $9.2 million for the period from November 1, 2001 to December 31, 2001 (unaudited).

CACI INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On November 7, 2001, the Company’s Board of Directors declared a two-for-one stock split to be effected in the form of a common stock dividend. This dividend was payable on December 6, 2001 to shareholders of record on November 30, 2001. Accordingly, the number of shares of common stock outstanding, earnings per shares, and the number of shares used in the calculation of earnings per share all have been restated to retroactively reflect the split.

In December 2001, the Company executed a formal plan to sell the net assets of its domestic Marketing Systems Group and entered into a letter of intent with Environmental Systems Research Institute, Inc’s subsidiary, ESRI Business Information Solutions for $3.5 million in cash. On January 6, 2002, the Company completed this sale. This resulted in a net-after-tax loss for the Company of $966 thousand, which will be recorded in the quarter ended December 31, 2001. Included in the loss will be a net-after-tax benefit from discontinued operations of $284 thousand for the period of October 31, 2001 to January 6, 2002. As a result, in accordance with APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” results of operations for the years ended June 30, 2001, 2000 and 1999 have been classified as discontinued and prior years have been restated. Revenues from this discontinued operation were $5,920,000, $5,928,000 and $6,027,000 for the years ended June 30, 2001, 2000 and 1999.

The Company entered into a Letter of Intent (LOI) on January 14, 2002 to acquire the stock of an engineering and information technology services company, specializing in the design, integration and management of value-oriented, secure enterprise network systems for agencies of the Federal Government. The closing of the acquisition is contingent upon completion of due diligence that is satisfactory to the Company in its sole discretion. The anticipated purchase price is approximately $36.0 million, with approximately $34.0 million paid at closing and $2.0 million paid twelve months after the closing. (Unaudited)

On February 4, 2002, the Company replaced its existing credit facility with a new five-year unsecured credit agreement, which permits borrowings of up to $185.0 million with a sublimit of $75.0 million of borrowings each year for acquisitions. The new agreement permits similar borrowing options and interest rates as those offered by the prior agreement. The current applicable interest rate is at LIBOR plus a margin of 0.875%. In addition, the Company pays a fee on the unused portion of the facility. The margin rate and unused portion fee are determined quarterly based on leverage, net worth and fixed charge coverage ratios. (Unaudited)

NOTE 15. COMMON STOCK DATA (UNAUDITED)

The Company’s stock trades on the Nasdaq National Market System. The ranges of high and low sales prices for each quarter during fiscal years 2000 and 2001 were as follows:

	2000		2001
Quarter	High	Low	High	Low
1st	$11.813	$10.125	$12.750	$8.375
2nd	$12.000	$9.875	$12.250	$9.563
3rd	$15.125	$10.375	$14.063	$11.094
4th	$15.063	$9.125	$23.500	$13.313

CACI INTERNATIONAL INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 16. QUARTERLY FINANCIAL DATA (UNAUDITED)

The quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods have been included.

	First	Second	Third	Fourth
	(dollars in thousands, except per share)

Year ended June 30, 2000
Revenue	$117,440	$119,790	$120,671	$126,644

Income from operations	7,768	8,297	7,846	8,705

Income from continuing operations	4,075	4,435	4,465	4,916

Net Income	$3,817	$25,354	$4,419	$4,822

Basic Shares

Income from continuing operations	$.18	$.20	$.19	$.21
Loss from discontinued operations	(.01)	(.02)	.00	.00
Gain on disposal	—	.94	—	—

Net Income	$.17	$1.12	$.19	$.21

Diluted Shares

Income from continuing operations	$.18	$.19	$.19	$.21
Loss from discontinued operations	(.01)	(0.01)	.00	.00
Gain on disposal	—	.92	—	—

Net Income	$.17	$1.10	$.19	$.21

Weighted average shares used in per share computation
Basic	21,978	22,616	22,856	23,032
Diluted	22,722	23,074	23,386	23,436
Year ended June 30, 2001
Revenue	$124,806	$133,812	$146,655	$152,617

Income from operations	7,781	8,543	9,890	11,141

Income from Continuing Operations	4,349	4,644	5,433	6,339

Net Income	$4,352	$4,766	$5,561	$7,622

Basic Shares
Income from continuing operations	$.19	$.21	$.24	$.28
Gain (loss) from discontinued operations	.00	.01	.00	(.01)
Gain on disposal	—	—	—	.07

Net Income	$.19	$.22	$.24	$.34

Diluted Shares
Income from continuing operations	$.19	$.20	$.24	$.27
Gain (loss) from discontinued operations	.00	.01	.00	(.01)
Gain on disposal	—	—	—	.07

Net Income	$.19	$.21	$.24	$.33

Weighted average shares used in per share computation
Basic	22,708	22,482	22,602	22,740
Diluted	23,046	22,790	23,014	23,372

4,250,000 Shares

CACI International Inc

PROSPECTUS
                    , 2002

Joint Book-Running Managers
Banc of America Securities LLC	Raymond James

U.S. Bancorp Piper Jaffray
Legg Mason Wood Walker
Incorporated
Adams, Harkness & Hill, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table provides the various expenses payable by CACI in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the Nasdaq National Market listing fee.

Payable by CACI
Securities and Exchange Commission registration fee	$16,323
National Association of Securities Dealers, Inc. filing fee	18,242
Nasdaq National Market listing fee	22,500
Printing and engraving expenses	200,000
Transfer agent fees	10,000
Accounting fees and expenses	200,000
Legal fees and expenses	400,000
Blue Sky fees and expenses (including related legal fees)	5,000
Miscellaneous	27,935

Total	$900,000

Item 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law affords a Delaware corporation the power to indemnify its present and former directors and officers under certain conditions. Article EIGHTH of CACI’s Certificate of Incorporation provides that CACI may, to the full extent permitted by Section 145 of the Delaware General Corporation Law, indemnify all persons that it is permitted to indemnify under Section 145 of the Delaware General Corporation Law, as the same exists or may hereafter be amended. Section 9 of ARTICLE V of CACI’s By-Laws provides that CACI shall indemnify and hold harmless to the fullest extent permissible under the Delaware General Corporation Law every person who was or is a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of CACI or is or was serving at the request of CACI as a director or officer of another corporation, against all expense, liability, and loss (including attorneys’ fees, judgments, fines, and, if approved by CACI’s board of directors, amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection with that action, suit, or proceeding. Section 9 of ARTICLE V of CACI’s By-Laws also provides that CACI may pay expenses incurred by a director or officer in connection with the defense of any civil or criminal action, suit, or proceeding in advance of the disposition of the action, suit, or proceeding, upon a commitment by or on behalf of the director or officer to repay such amounts if it is ultimately determined that he is not entitled to be indemnified by CACI.

Section 145 of the Delaware General Corporation Law also affords a Delaware corporation the power to obtain insurance on behalf of its directors and officers against liabilities incurred by them in those capacities. [CACI has procured a directors’ and officers’ liability and company reimbursement liability insurance policy that (a) insures directors and officers of CACI against losses (above a deductible amount) arising from certain claims made against them by reason of certain acts done or attempted by such directors or officers and (b) insures CACI against losses (above a deductible amount) arising from any such claims, but only if CACI is required or permitted to indemnify such directors or officers for such losses under statutory or common law or under provisions of its Certificate of Incorporation or its By-Laws.

The effect of these provisions would be to authorize such indemnification by CACI for liabilities arising out of the Securities Act of 1933.

Item 16. Exhibits.

Exhibit No.	Description
1.1	Underwriting Agreement.*
4.1
Certificate of Incorporation of CACI International Inc, as amended to date, is incorporated by reference to the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2000.

4.2
By-laws of CACI International Inc, as amended to date, is incorporated by reference to the Registrant’s Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended June 30, 2000.

5.1	Opinion of Foley, Hoag & Eliot LLP.
11.1	Computation of Earnings per share.†
23.1	Consent of Deloitte & Touche LLP, independent auditors.
23.3	Consent of Foley, Hoag & Eliot LLP (included in Exhibit 5.1).
24.1	Power of Attorney (contained on the signature page).†

*	To be filed by amendment.
†	Previously filed.

Item 17. Undertakings.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post–effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Arlington, Virginia, on February 19, 2002.

CACI INTERNATIONAL INC

By:	/s/ J.P. London

J.P. London
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ J.P. London J.P. London	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	February 19, 2002

* Stephen L. Waechter	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 19, 2002

* Peter A. Derow	Director	February 19, 2002

* Richard L. Leatherwood	Director	February 19, 2002

* Warren R. Phillips	Director	February 19, 2002

* Charles P. Revoile	Director	February 19, 2002

* Glenn Ricart	Director	February 19, 2002

* Vincent L. Salvatori	Director	February 19, 2002

* William B. Snyder	Director	February 19, 2002

* Richard P. Sullivan	Director	February 19, 2002

* John M. Toups	Director	February 19, 2002

* /s/ J.P. London J.P. London Attorney-in-fact

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